SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2015

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 3 of 5

Page 37

IFRS financial statements

Page 38

IFRS condensed consolidated financial statements

Condensed consolidated income statement
For the six month period ended 30 June 2015

	Note	Reviewed 6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full Year 2014 £m
Income
Gross written premiums		11,058	11,366	21,670
Premiums ceded to reinsurers		(1,004)	(805)	(1,614)
Premiums written net of reinsurance		10,054	10,561	20,056
Net change in provision for unearned premiums		(222)	(158)	1
Net earned premiums		9,832	10,403	20,057
Fee and commission income		753	639	1,230
Net investment income		606	9,857	21,889
Share of profit after tax of joint ventures and associates		88	80	147
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	B4	-	51	174
		11,279	21,030	43,497
Expenses
Claims and benefits paid, net of recoveries from reinsurers		(10,402)	(9,976)	(19,474)
Change in insurance liabilities, net of reinsurance	B9a(ii)	2,761	(1,533)	(5,570)
Change in investment contract provisions		(605)	(2,821)	(6,518)
Change in unallocated divisible surplus	B13	743	(2,576)	(3,364)
Fee and commission expense		(1,933)	(1,739)	(3,389)
Other expenses		(1,062)	(887)	(1,979)
Finance costs		(271)	(264)	(540)
		(10,769)	(19,796)	(40,834)
Profit before tax		510	1,234	2,663
Tax attributable to policyholders' returns	B6	280	(93)	(382)
Profit before tax attributable to shareholders' profits		790	1,141	2,281
Tax expense	B6	35	(371)	(983)
Less: tax attributable to policyholders' returns	B6	(280)	93	382
Tax attributable to shareholders' profits		(245)	(278)	(601)
Profit after tax		545	863	1,680
Profit from discontinued operations1		-	-	58
Profit for the period		545	863	1,738

Attributable to:
Equity shareholders of Aviva plc		464	755	1,569
Non-controlling interests		81	108	169
Profit for the period		545	863	1,738
Earnings per share	B7
Basic (pence per share)		12.8p	25.0p	50.4p
Diluted (pence per share)		12.7p	24.6p	49.6p

Continuing operations - Basic (pence per share)		12.8p	25.0p	48.4p
Continuing operations - Diluted (pence per share)		12.7p	24.6p	47.7p

1 Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013

Page 39

Condensed consolidated statement of comprehensive income
For the six month period ended 30 June 2015

	Note	Reviewed 6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full Year 2014 £m
Profit for the period from continuing operations		545	863	1,680
Profit for the period from discontinued operations1		-	-	58
Total profit for the period		545	863	1,738

Other comprehensive income from continuing operations:
Items that may be reclassified subsequently to income statement
Investments classified as available for sale
Fair value (losses)/gains		(15)	32	62
Fair value (losses)/gains transferred to profit on disposals		-	2	(7)
Share of other comprehensive income of joint ventures and associates		(2)	8	22
Foreign exchange rate movements		(496)	(280)	(396)
Aggregate tax effect - shareholder tax on items that may be reclassified into profit or loss		19	(6)	(9)

Items that will not be reclassified to income statement
Owner-occupied properties - fair value (losses)/gains		(4)	(1)	7
Remeasurements of pension schemes	B15	(338)	387	1,662
Aggregate tax effect - shareholder tax on items that will not be reclassified into profit or loss		71	(67)	(347)
Other comprehensive income, net of tax from continuing operations		(765)	75	994
Other comprehensive income, net of tax from discontinued operations1		-	-	-
Total other comprehensive income, net of tax		(765)	75	994
Total comprehensive income for the period from continuing operations		(220)	938	2,674
Total comprehensive income for the period from discontinued operations1		-	-	58
Total comprehensive income for the period		(220)	938	2,732

Attributable to:
Equity shareholders of Aviva plc		(222)	876	2,642
Non-controlling interests		2	62	90
		(220)	938	2,732

1 Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.

Page 40

Condensed consolidated statement of changes in equity
For the six month period ended 30 June 2015

	Note	Reviewed 6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full Year 2014 £m
Balance at 1 January		12,276	11,017	11,017
Profit for the period		545	863	1,738
Other comprehensive income		(765)	75	994
Total comprehensive income for the period		(220)	938	2,732
Issue of share capital - acquisition of Friends Life	B4	5,975	-	-
Non-controlling interests in acquired subsidiaries1		504	-	-
Reclassification of non-controlling interests to financial liabilities2		(272)	-	-
Dividends and appropriations		(389)	(302)	(551)
Redemption of direct capital instrument3		-	-	(547)
Non-controlling interests share of dividends declared in the period		(67)	(96)	(189)
Transfer to profit on disposal of subsidiaries, joint ventures and associates		-	(10)	(11)
Changes in non-controlling interests in subsidiaries		3	(20)	(242)
Shares acquired by employee trusts		(1)	-	-
Treasury shares held by Group subsidiaries - acquisition of Friends Life		(20)	-	-
Shares distributed by employee trusts		-	1	5
Reserves credit for equity compensation plans		23	21	39
Shares issued under equity compensation plans		2	-	4
Aggregate tax effect - shareholder tax		4	4	19
Balance at 30 June/31 December		17,818	11,553	12,276

  1    Includes Friends Life's Step-up Tier one Insurance Capital Securities ("STICS") issuances classified as equity instruments within non-controlling interests at the date of acquisition (refer to note B4 for further detail).

2    On 29 May 2015 notification was given that the Group would redeem the 2005 STICS issuance. At that date the instrument was reclassified as a liability. The instrument was redeemed on 1 July 2015, £272 million represents the fair value of the instrument recognised on acquisition, made up of the £268 million outstanding principal redeemed on 1 July 2015 and £4 million amortised subsequent to the reclassification and included within finance costs in the income statement.
3 On 28 November 2014 a €700 million direct capital instrument was redeemed, which included a £57 million foreign exchange loss.

Page 41

Condensed consolidated statement of financial position
As at 30 June 2015

	Note	Reviewed 30 June 2015 £m	Reviewed 30 June 2014 £m	Audited 31 December 2014 £m
Assets
Goodwill		1,923	1,364	1,302
Acquired value of in-force business and intangible assets	B21	6,079	965	1,028
Interests in, and loans to, joint ventures		1,222	1,226	1,140
Interests in, and loans to, associates		383	362	404
Property and equipment		390	286	357
Investment property		11,567	8,647	8,925
Loans		24,121	22,967	25,260
Financial investments		274,811	197,607	202,638
Reinsurance assets	B11	20,432	7,551	7,958
Deferred tax assets		74	112	76
Current tax assets		18	117	27
Receivables		8,574	7,526	5,933
Deferred acquisition costs and other assets		4,883	3,677	5,091
Prepayments and accrued income		2,988	2,721	2,466
Cash and cash equivalents	B19	33,186	23,584	23,105
Assets of operations classified as held for sale	B4	9	149	9
Total assets		390,660	278,861	285,719
Equity
Capital
Ordinary share capital		1,011	736	737
Preference share capital		200	200	200
		1,211	936	937
Capital reserves
Share premium		1,178	1,165	1,172
Merger reserve		8,974	3,271	3,271
		10,152	4,436	4,443
Treasury shares		(21)	(11)	(8)
Other reserves1		(194)	258	229
Retained earnings		4,442	3,138	4,617
Equity attributable to shareholders of Aviva plc		15,590	8,757	10,218
Direct capital instruments and fixed rate tier 1 notes		892	1,382	892
Non-controlling interests2		1,336	1,414	1,166
Total equity		17,818	11,553	12,276
Liabilities
Gross insurance liabilities	B9	143,288	110,980	113,445
Gross liabilities for investment contracts	B10	179,481	115,563	117,245
Unallocated divisible surplus	B13	8,815	8,923	9,467
Net asset value attributable to unitholders		10,728	9,463	9,482
Provisions	B15	1,615	871	879
Deferred tax liabilities		2,053	624	1,091
Current tax liabilities		169	54	169
Borrowings	B14	9,590	6,944	7,378
Payables and other financial liabilities		14,493	11,418	12,012
Other liabilities		2,608	2,329	2,273
Liabilities of operations classified as held for sale	B4	2	139	2
Total liabilities		372,842	267,308	273,443
Total equity and liabilities		390,660	278,861	285,719

1   The decrease in other reserves is primarily driven by adverse foreign exchange rate movements within the currency translation reserve.
2   Includes £231 million relating to Step-up Tier 1 Insurance Capital Securities ("STICS") issued by a Group subsidiary.

Page 42

Condensed consolidated statement of cash flows
For the six month period ended 30 June 2015

	Note	Reviewed 6 months 2015 £m	Reviewed 6 months 2014 £m	Audited Full year 2014 £m
Cash flows from operating activities
Cash generated from/(used in) continuing operations		3,013	(1,257)	(87)
Tax paid		(191)	(301)	(457)
Net cash from/(used in) operating activities - continuing operations		2,822	(1,558)	(544)
Net cash from/(used in) operating activities - discontinued operations1		-	-	-
Total net cash from/(used in) operating activities		2,822	(1,558)	(544)
Cash flows from investing activities
Acquisitions of, and additions to, subsidiaries, joint ventures and associates, net of cash acquired		7,852	(74)	(79)
Disposals of subsidiaries, joint ventures and associates, net of cash transferred		-	(41)	110
New loans to joint ventures and associates		(9)	(41)	(73)
Repayment of loans to joint ventures and associates		-	2	33
Net new loans to joint ventures and associates		(9)	(39)	(40)
Purchases of property and equipment		(31)	(7)	(116)
Proceeds on sale of property and equipment		4	16	19
Other cash flow related to intangible assets		(43)	32	(122)
Net cash from/(used in) investing activities - continuing operations		7,773	(113)	(228)
Net cash from/(used in) investing activities - discontinued operations1		-	-	(20)
Total net cash from/(used in) from investing activities		7,773	(113)	(248)
Cash flows from financing activities
Redemption of direct capital instrument		-	-	(547)
Proceeds from issue of ordinary shares		8	-	8
Treasury shares purchased for employee trusts		(1)	-	-
New borrowings drawn down, net of expenses		1,583	992	2,383
Repayment of borrowings		(546)	(1,486)	(2,442)
Net drawdown/(repayment) of borrowings		1,037	(494)	(59)
Interest paid on borrowings		(263)	(256)	(527)
Preference dividends paid	B8	(9)	(9)	(17)
Ordinary dividends paid2	B8	(362)	(277)	(447)
Coupon payments on direct capital instruments and fixed rate tier 1 notes	B8	(18)	(16)	(88)
Dividends paid to non-controlling interests of subsidiaries		(51)	(96)	(189)
Changes in controlling interest in subsidiaries3		(3)	(6)	(89)
Net cash from/(used in) financing activities - continuing operations		338	(1,154)	(1,955)
Net cash from/(used in) financing activities - discontinued operations1		-	-	-
Total net cash from/(used in) financing activities		338	(1,154)	(1,955)
Total net increase/(decrease) in cash and cash equivalents		10,933	(2,825)	(2,747)
Cash and cash equivalents at 1 January		22,564	25,989	25,989
Effect of exchange rate changes on cash and cash equivalents		(808)	(359)	(678)
Cash and cash equivalents at 30 June/31 December	B19	32,689	22,805	22,564

1 Discontinued operations relates to the US Life and related internal asset management businesses (US Life) sold in 2013.
 2    In FY14 ordinary dividends paid amounted to £449 million. £2 million of unclaimed and waived dividends was set off against this.
3 Changes in controlling interests in subsidiaries in FY14 primarily relate to Italy where we increased our ownership interest in certain existing subsidiaries during 2014.

The cash flows presented in this statement cover all the Group's activities and include flows from both policyholder and shareholder activities. Operating cash flows reflect the movement in both policyholder and shareholder controlled cash and cash equivalent balances.
During the period the net operating cash inflow reflects a number of factors, including the level of premium income, payments of claims, creditors and surrenders and purchases and sales of operating assets including financial investments. It also includes changes in the size and value of consolidated cash investment funds and changes in the Group participation in these funds.

Page 43

Notes to the condensed consolidated financial statements

B1 - Basis of preparation
The condensed consolidated financial statements for the six months to 30 June 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB) and endorsed by the European Union (EU), and the Disclosure and Transparency Rules of the Financial Conduct Authority.
The accounting policies applied in the condensed consolidated financial statements are the same as those applied in Aviva plc's 2014 Annual Report and Accounts, except for the presentation change related to the definition of operating profit detailed in Note B2 for which comparative figures have been restated. There is no impact on reported profit or equity as result of this. In addition, during the period ended 30 June 2015, Aviva plc ("the Group") adopted new amendments and interpretations to International Financial Reporting Standards ("IFRS") that became effective on 1 January 2015, however these had no effect on reported profit or loss or equity, the statement of financial position or the statement of cash flows.
The results for the six months to 30 June 2015 are unaudited but have been reviewed by the auditor, PricewaterhouseCoopers LLP. The interim results do not constitute statutory accounts as defined in Section 434 of the Companies Act 2006. The results for the full year 2014 have been taken from the Group's 2014 Annual Report and Accounts other than for the presentation change described above. Therefore, these interim accounts should be read in conjunction with the 2014 Annual Report and Accounts that were prepared in accordance with IFRS as issued by the International Accounting Standards Board and endorsed by the European Union. PricewaterhouseCoopers LLP reported on the 2014 financial statements and their report was unqualified and did not contain a Statement under section 498 (2) or (3) of the Companies Act 2006. The Group's 2014 Annual Report and Accounts has been filed with the Registrar of Companies.
After making enquiries, the directors have a reasonable expectation that the Company and the Group as a whole have adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the interim financial statements.
Items included in the financial statements of each of the Group's entities are measured in the currency of the primary economic environment in which that entity operates (the 'functional currency'). The consolidated financial statements are stated in pounds sterling, which is the Company's functional and presentational currency. Unless otherwise noted, the amounts shown in the financial statements are in millions of pounds sterling (£m).
The long-term nature of much of the Group's operations means that, for management's decision-making and internal performance management, short-term realised and unrealised investment gains and losses are treated as non-operating items.
The Group focuses instead on an operating profit measure (also referred to as adjusted operating profit) that incorporates an expected return on investments supporting its long-term and non-long-term businesses. Operating profit for long-term business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the reporting period, with allowance for the corresponding expected movements in liabilities. Variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit. For non-long-term business, the total investment income, including realised and unrealised gains, is analysed between that calculated using a longer-term return and short-term fluctuations from that level. Operating profit also excludes impairment of goodwill, associates and joint ventures; amortisation and impairment of other intangibles; amortisation and impairment of acquired value of in-force business; the profit or loss on disposal and remeasurement of subsidiaries, joint ventures and associates; integration and restructuring costs; and exceptional items.

Page 44

B2 - Presentation changes
Management has changed the definition of Group operating profit on an IFRS basis to exclude amortisation and impairment of acquired value of in-force business ("AVIF"), aligning the presentation of this item with the amortisation and impairment of intangible assets as non-operating items. Comparatives have been restated as shown below. This change in presentation had no impact on reported profit or loss or equity, the statement of financial position or the statement of cash flows.

Effect of restatements from change in definition of operating profit - IFRS basis

	6 months 2014			Full Year 2014
	As previously reported £m	Effect of change £m	Restated £m	As previously reported £m	Effect of change £m	Restated £m
Operating profit before tax attributable to shareholders' profits	1,052	19	1,071	2,173	40	2,213
Non-operating items before tax	89	(19)	70	108	(40)	68
Profit before tax attributable to shareholders' profits	1,141	-	1,141	2,281	-	2,281
Tax on operating profit	(253)	(1)	(254)	(561)	(2)	(563)
Tax on other activities	(25)	1	(24)	(40)	2	(38)
	(278)	-	(278)	(601)	-	(601)
Profit after tax	863	-	863	1,680	-	1,680
Operating profit per share (p)	23.6	0.6	24.2	47.0	1.3	48.3
Diluted operating profit per share (p)	23.3	0.6	23.9	46.3	1.3	47.6

As a result of this change comparative information in Note B5 Segmental Information and Note B7 Earnings per Share has been restated.

B3 - Exchange rates
The Group's principal overseas operations during the period were located within the Eurozone, Canada and Poland. The results and cash flows of these operations have been translated into sterling at the average rates for the period and the assets and liabilities have been translated at the period end rates as follows:

	6 months 2015	6 months 2014	Full Year 2014
Eurozone
Average rate (€1 equals)	£0.74	£0.82	£0.81
Period end rate (€1 equals)	£0.71	£0.80	£0.78
Canada
Average rate ($CAD1 equals)	£0.53	£0.55	£0.55
Period end rate ($CAD1 equals)	£0.51	£0.55	£0.55
Poland
Average rate (PLN1 equals)	£0.18	£0.20	£0.19
Period end rate (PLN1 equals)	£0.17	£0.19	£0.18

Page 45

B4 - Subsidiaries
This note provides details of the acquisitions and disposals of subsidiaries, joint ventures and associates that the Group has made during the period, together with details of businesses held for sale at the period end.

(a)  Acquisition of Friends Life
On 10 April 2015, the Group completed the acquisition of 100% of the outstanding ordinary shares of Friends Life Group Limited ("Friends Life") through an all share exchange which gave Friends Life shareholders 0.74 Group shares for every Friends Life share held. In total, 1,086,326,606 Group shares were issued and commenced trading on 13 April 2015.
      Friends Life is a leading insurance business which provides a range of pension, investment and insurance products and services to both individual customers and corporates. Prior to the acquisition, Friends Life operated through three distinct divisions: the Heritage division which administers products which are no longer actively marketed for new business; the UK division whose main lines of business are corporate benefits, retirement income and protection; and the International division which provides savings, investment and protection products for customers in Asia and the Middle East. The acquisition accelerates the Group's investment thesis of cash flow plus growth and is expected to benefit the Group over time through the realisation of significant incremental capital, financial and revenue synergies as well as supporting the Group to secure its position as a leading insurance and savings business.
£768 million of the shares transferred to the shareholders of Friends Life represents the fair value of the liabilities, based on discounted cash flows substantiated against internally modelled and external market values, held by the Group related to the settlement of a pre-existing insurance contract between the Group and Friends Life held by the Friends Provident pension scheme (refer to note B15). The remaining £5,207 million represents the consideration exchanged for £4,536 million of net assets of Friends Life and £671 million of goodwill, as follows:

	Book Value £m	Fair Value and Accounting Policy Adjustments £m	Fair Value £m
Assets
Acquired value of in-force business and intangible assets	3,055	2,219	5,274
Investment property	2,685	-	2,685
Financial investments	97,580	(11,314)	86,266
Reinsurance assets	1,254	11,251	12,505
Deferred tax assets	51	54	105
Other assets	2,619	(854)	1,765
Cash and cash equivalents	7,878	-	7,878
Total assets	115,122	1,356	116,478
Liabilities
Insurance liabilities	36,068	12	36,080
Liability for investment contracts	68,778	(129)	68,649
Unallocated divisible surplus	724	-	724
Net asset value attributable to unitholders	212	-	212
Deferred tax liabilities	1,203	240	1,443
Borrowings	1,064	243	1,307
Other liabilities	2,355	668	3,023
Total liabilities	110,404	1,034	111,438
Net assets	4,718	322	5,040
Non-controlling interests (NCI) including tier 1 notes	329	175	504
Net assets excluding NCI	4,389	147	4,536
Goodwill arising on acquisition			671
Fair value of shares exchanged for net assets			5,207
Fair value of Group liabilities related to pre-existing relationship			768
Fair value of total shares exchanged1			5,975

1 Fair value of consideration based on the opening market price on the date of acquisition.

The issue of new shares in the Company in exchange for shares of Friends Life has attracted merger relief under section 612 of the Companies Act 2006. Of the £5,975 million, £272 million (25 pence per ordinary share) has been credited to share capital and the remaining £5,703 million has been credited to the merger reserve within equity, increasing the reserve from £3,271 million to £8,974 million.

Acquired value of in-force business and intangible assets
An asset of £4,790 million was recognised upon acquisition representing the present value of future profits from the acquired in-force business ("AVIF") as of 10 April 2015. This will be amortised in accordance with the Group's accounting policies. Deferred acquisition costs ("DAC") are not recognised upon acquisition.
      Intangible assets of £484 million represent Friends Life's distribution agreements and customer contracts. These assets have been assessed as having a useful life of between five and ten years and will be amortised over that period in accordance with the Group's accounting policies, along with the corresponding release of the applicable deferred tax provision.

Page 46

B4 - Subsidiaries continued

Fair value and accounting policy adjustments
A reclassification of £11.3 billion was made from financial investments to reinsurance assets to align to the Group's presentation policy for reinsurance assets.
      The adjustments to other liabilities are primarily related to a Group insurance contract held within the Friends Provident pension scheme (refer to note B15).
      The adjustment to non-controlling interests represents the fair value adjustment for the 2003 and 2005 Step-up Tier one Insurance Capital Securities ("STICS") issuances based on the market quoted price which were classified as equity instruments within NCI on acquisition.

Goodwill
The residual goodwill on acquisition of £671 million, none of which is expected to be deductible for tax purposes, represents future synergies expected to arise from combining the operations of Friends Life with those of the Group as well as the value of the workforce in place and other future business value.
      The carrying amount of total Group goodwill at the end of the period of £1.9 billion comprises the brought forward goodwill of £1.3 billion (gross goodwill of £1.5 billion with accumulated impairment of £0.2 billion), goodwill arising from the acquisition of Friends Life of £671 million, impairment charges of £22 million relating to other subsidiaries and a decrease of £29 million due to foreign exchange rate movements.

Profit and loss
In the period from 10 April 2015 to 30 June 2015 the acquired Friends Life subsidiaries contributed net earned premiums and fee and commission income of £467 million and a loss before tax attributable to shareholders of £64 million including £70 million of integration costs, to the consolidated results of the Group.
      If the acquisition had been effective on 1 January 2015, on a pro-forma basis the Group's net earned premiums and fee and commission income is estimated at £11.0 billion and profit before tax attributable to shareholders is estimated at £791 million. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition occurred on 1 January 2015. The pro-forma results are provided for information purposes only and do not necessarily reflect the actual results that would have occurred had the acquisition taken place on 1 January 2015, nor are they necessarily indicative of the future results of the combined Group.
      Acquisition costs of £29 million related to legal and professional fees incurred to support the transaction have been recognised within other expenses in the income statement.

(b)  Disposal and re-measurements of subsidiaries, joint ventures and associates
There was no profit or loss recognised on the disposal or re-measurement of subsidiaries, joint ventures and associates in the six month period ended 30 June 2015.

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Spain - long-term business	-	-	132
Italy - long-term business	-	(6)	(6)
Korea	-	2	2
Turkey - general insurance	-	9	(16)
Aviva Investors	-	32	35
Turkey - long-term business	-	-	15
Indonesia	-	(3)	(3)
Other small operations	-	17	15
Profit on disposal and remeasurement from continuing operations	-	51	174
Profit on disposal and remeasurement from discontinued operations	-	-	58
Total profit on disposal and remeasurement	-	51	232

(c) Assets and liabilities of operations classified as held for sale
The assets and liabilities of operations classified as held for sale as at 30 June 2015 are as follows:

	6 months 2015 Total £m	6 months 2014 Total £m	Full Year 2014 Total £m
Assets
Property and equipment	-	1	-
Financial investments	-	23	-
Reinsurance assets	-	26	-
Deferred acquisition costs	-	6	-
Other assets	-	29	-
Cash and cash equivalents	9	64	9
Total assets	9	149	9
Liabilities
Insurance liabilities	(1)	(134)	(1)
Other liabilities	(1)	(5)	(1)
Total liabilities	(2)	(139)	(2)
Net assets	7	10	7

Assets held for sale as of 30 June 2015 relate to small reinsurance operations in the Group.

Page 47

B5 - Segmental information
The Group's results can be segmented, either by activity or by geography. Our primary reporting format is along market reporting lines, with supplementary information being given by business activity. This note provides segmental information on the condensed consolidated income statement and condensed consolidated statement of financial position.
The Group has determined its operating segments along market reporting lines. These reflect the management structure whereby a member of the Executive Management team is accountable to the Group CEO for the operating segment for which they are responsible.

United Kingdom and Ireland
The United Kingdom and Ireland comprises two operating segments - Life and General Insurance. The principal activities of our UK and Ireland Life operations are life insurance, long-term health (in the UK) and accident insurance, savings, pensions and annuity business, and include the UK insurance operations acquired as part of the acquisition of Friends Life (refer to note B4). UK and Ireland General Insurance provides insurance cover to individuals and businesses, for risks associated mainly with motor vehicles, property and liability (such as employers' liability and professional indemnity liability) and medical expenses. UK & Ireland General Insurance includes the results of our Ireland Health business.

France
The principal activities of our French operations are long-term business and general insurance. The long-term business offers a range of long-term insurance and savings products, primarily for individuals, with a focus on the unit-linked market. The general insurance business predominantly sells personal and small commercial lines insurance products through agents and a direct insurer.

Poland
Activities in Poland comprise long-term business and general insurance operations, including our long-term business in Lithuania.

Italy, Spain and Other
These countries are not individually significant at a Group level, so have been aggregated into a single reporting segment in line with IFRS 8. This segment includes our operations in Italy (including Eurovita up until date of disposal in June 2014) and Spain (including CxG up until the date of disposal in December 2014). The principal activities of our Italian operations are long-term business and general insurance. The life business offers a range of long-term insurance and savings products, and the general insurance business provides motor and home insurance products to individuals, as well as small commercial risk insurance to businesses. The principal activity of the Spanish operation is the sale of long-term business, accident and health insurance and a selection of savings products. Our Other European operations include our life operations in Turkey (including our reduced joint venture share following IPO in November 2014) and our Turkish general insurance business (up until the date of disposal in December 2014).

Canada
The principal activity of the Canadian operation is general insurance. In particular it provides personal and commercial lines insurance products principally distributed through insurance brokers.

Asia
Our activities in Asia principally comprise our long-term business operations in China, India, Singapore, Hong Kong, Vietnam, Indonesia, Taiwan and the international operations of Friends Life. This segment also includes general insurance and health operations in Singapore, health operations in Indonesia and the results of South Korea (until the date of disposal in June 2014).

Aviva Investors
Aviva Investors operates in most of the markets in which the Group operates, in particular the UK, Europe, North America, Asia Pacific and other international businesses, managing policyholders' and shareholders' invested funds, providing investment management services for institutional pension fund mandates and managing a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. This segment also includes Friends Life Investments and the results of River Road Asset Management LLC until the date of its disposal in June 2014.

Other Group activities
Investment return on centrally held assets and head office expenses, such as Group treasury and finance functions, together with certain taxes and financing costs arising on central borrowings are included in 'Other Group activities', along with central core structural borrowings and certain tax balances in the segmental statement of financial position. The results of our reinsurance operations are also included in this segment.

Discontinued operations
In October 2013 the Group sold its US life operations (including the related internal asset management operations of Aviva Investors), which has been presented as a discontinued operation for the comparative periods in the income statement, statement of comprehensive income and statement of cash flows. The result in 2014 represented the settlement of the purchase price adjustment in conjunction with the aggregate development of other provisions in the year.

Measurement basis
The accounting policies of the segments are the same as those for the Group as a whole. Any transactions between the business segments are subject to normal commercial terms and market conditions. The Group evaluates performance of operating segments on the basis of:
  (i)   profit or loss from operations before tax attributable to shareholders
(ii) profit or loss from operations before tax attributable to shareholders, adjusted for non-operating items outside the segment management's control, including investment market performance and fiscal policy changes.

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B5 - Segmental information continued
(a) (i) Segmental income statement for the six month period ended 30 June 2015

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	2,501	2,266	3,011	244	1,439	1,077	519	-	1	11,058
Premiums ceded to reinsurers	(568)	(238)	(35)	(3)	(26)	(64)	(70)	-	-	(1,004)
Internal reinsurance revenue	(2)	(1)	-	-	(2)	-	-	-	5	-
Premiums written net of reinsurance	1,931	2,027	2,976	241	1,411	1,013	449	-	6	10,054
Net change in provision for unearned premiums	(47)	(49)	(95)	(7)	(4)	1	(21)	-	-	(222)
Net earned premiums	1,884	1,978	2,881	234	1,407	1,014	428	-	6	9,832
Fee and commission income	289	78	109	13	46	14	65	139	-	753
	2,173	2,056	2,990	247	1,453	1,028	493	139	6	10,585
Net investment income/(expense)	(1,637)	76	1,726	58	111	41	(36)	81	186	606
Inter-segment revenue	-	-	-	-	-	-	-	76	-	76
Share of profit of joint ventures and associates	54	-	4	3	5	-	22	-	-	88
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-	-	-	-	-	-
Segmental income1	590	2,132	4,720	308	1,569	1,069	479	296	192	11,355
Claims and benefits paid, net of recoveries from reinsurers	(4,711)	(1,311)	(2,124)	(163)	(1,232)	(627)	(220)	-	(14)	(10,402)
Change in insurance liabilities, net of reinsurance	3,671	23	(911)	(45)	170	8	(159)	-	4	2,761
Change in investment contract provisions	1,355	-	(1,485)	11	(509)	-	105	(82)	-	(605)
Change in unallocated divisible surplus	(37)	-	519	11	263	-	(13)	-	-	743
Fee and commission expense	(327)	(607)	(382)	(25)	(129)	(292)	(52)	(14)	(105)	(1,933)
Other expenses	(469)	(139)	(108)	(26)	(56)	(43)	(101)	(175)	55	(1,062)
Inter-segment expenses	(66)	(2)	(3)	(3)	-	(2)	-	-	-	(76)
Finance costs	(82)	(3)	(1)	-	(3)	(2)	(1)	-	(179)	(271)
Segmental expenses	(666)	(2,039)	(4,495)	(240)	(1,496)	(958)	(441)	(271)	(239)	(10,845)
Profit/(loss) before tax from continuing operations	(76)	93	225	68	73	111	38	25	(47)	510
Tax attributable to policyholders' returns	280	-	-	-	-	-	-	-	-	280
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	204	93	225	68	73	111	38	25	(47)	790
Profit from discontinued operations									-	-
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	1	-	7	-	-	2	-	2	(12)	-
Investment return variances and economic assumption changes on long-term business	106	-	(10)	1	13	-	(35)	-	-	75
Short-term fluctuation in return on investments backing non-long-term business	31	78	(9)	(1)	15	10	-	-	(290)	(166)
Economic assumption changes on general insurance and health business	-	51	-	-	-	2	-	-	1	54
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	9	-	13	-	-	22
Amortisation and impairment of intangibles	27	6	-	1	8	5	4	4	6	61
Amortisation and impairment of AVIF	106	-	4	1	4	-	47	-	-	162
(Profit) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-	-	-	-	-	-
Integration and restructuring costs	86	13	8	-	2	2	-	2	59	172
Exceptional items	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders	561	241	225	70	124	132	67	33	(283)	1,170

 1    Total reported income, excluding inter-segment revenue, includes £2,304 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.
2 Aviva Investors operating profit also includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3 Other Group activities include Group Reinsurance.

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B5 - Segmental information continued
(a) (ii) Segmental income statement for the six month period ended 30 June 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	2,253	2,264	3,045	239	2,040	1,062	461	-	2	11,366
Premiums ceded to reinsurers	(379)	(245)	(32)	(3)	(40)	(34)	(72)	-	-	(805)
Internal reinsurance revenue	(3)	-	(1)	-	(2)	(2)	-	-	8	-
Premiums written net of reinsurance	1,871	2,019	3,012	236	1,998	1,026	389	-	10	10,561
Net change in provision for unearned premiums	(36)	17	(97)	-	(5)	(28)	(9)	-	-	(158)
Net earned premiums	1,835	2,036	2,915	236	1,993	998	380	-	10	10,403
Fee and commission income	194	89	105	69	42	7	6	127	-	639
	2,029	2,125	3,020	305	2,035	1,005	386	127	10	11,042
Net investment income/(expense)	4,331	165	3,519	73	1,534	100	82	93	(40)	9,857
Inter-segment revenue	-	-	-	-	-	-	-	67	-	67
Share of profit/(loss) of joint ventures and associates	80	-	5	2	4	-	(11)	-	-	80
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	3	14	1	33	-	51
Segmental income1	6,440	2,290	6,544	380	3,576	1,119	458	320	(30)	21,097
Claims and benefits paid, net of recoveries from reinsurers	(3,866)	(1,404)	(2,237)	(162)	(1,480)	(598)	(191)	-	(38)	(9,976)
Change in insurance liabilities, net of reinsurance	(514)	80	(776)	(23)	(102)	(65)	(160)	-	27	(1,533)
Change in investment contract provisions	(710)	-	(1,216)	1	(803)	-	-	(93)	-	(2,821)
Change in unallocated divisible surplus	(157)	-	(1,656)	(3)	(732)	-	(28)	-	-	(2,576)
Fee and commission expense	(254)	(645)	(309)	(36)	(145)	(275)	(35)	(8)	(32)	(1,739)
Other expenses	(291)	(121)	(119)	(29)	(59)	(44)	(33)	(144)	(47)	(887)
Inter-segment expenses	(60)	(2)	-	(3)	-	(2)	-	-	-	(67)
Finance costs	(90)	(2)	(2)	-	(1)	(2)	-	(2)	(165)	(264)
Segmental expenses	(5,942)	(2,094)	(6,315)	(255)	(3,322)	(986)	(447)	(247)	(255)	(19,863)
Profit/(loss) before tax	498	196	229	125	254	133	11	73	(285)	1,234
Tax attributable to policyholders' returns	(93)	-	-	-	-	-	-	-	-	(93)
Profit/(loss) before tax attributable to shareholders' profits	405	196	229	125	254	133	11	73	(285)	1,141
Profit from discontinued operations									-	-
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	4	8	-	-	-	-	-	(12)	-
Investment return variances and economic assumption changes on long-term business	45	-	28	(5)	(104)	-	(8)	-	-	(44)
Short-term fluctuation in return on investments backing non-long-term business	-	(7)	(44)	-	(10)	(42)	-	-	(62)	(165)
Economic assumption changes on general insurance and health business	-	66	-	-	-	1	-	-	-	67
Impairment of goodwill, joint ventures and associates	-	-	-	-	-	-	24	-	-	24
Amortisation and impairment of intangibles	13	-	-	-	7	4	-	7	7	38
Amortisation and impairment of AVIF4	5	-	9	1	4	-	-	-	-	19
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	(3)	(14)	(1)	(33)	-	(51)
Integration and restructuring costs	14	5	1	-	-	1	-	(5)	26	42
Exceptional items	-	-	-	-	-	-	-	-	-	-
Operating profit/(loss) before tax attributable to shareholders4	482	264	231	121	148	83	26	42	(326)	1,071

1
Total reported income, excluding inter-segment revenue, includes £8,228 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2	Aviva Investors operating profit also includes £1 million profit relating to the Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4
Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

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B5 - Segmental information continued
(a) (iii) Segmental income statement for the year ended 31 December 2014

	United Kingdom & Ireland				Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors2 £m	Other Group activities3 £m	Total £m
Gross written premiums	4,306	4,484	5,756	490	3,514	2,176	942	-	2	21,670
Premiums ceded to reinsurers	(784)	(454)	(70)	(7)	(68)	(70)	(161)	-	-	(1,614)
Internal reinsurance revenue	(7)	(2)	(2)	(1)	(2)	(2)	-	-	16	-
Premiums written net of reinsurance	3,515	4,028	5,684	482	3,444	2,104	781	-	18	20,056
Net change in provision for unearned premiums	23	43	(27)	6	10	(54)	(3)	-	3	1
Net earned premiums	3,538	4,071	5,657	488	3,454	2,050	778	-	21	20,057
Fee and commission income	398	160	203	87	115	15	9	243	-	1,230
	3,936	4,231	5,860	575	3,569	2,065	787	243	21	21,287
Net investment income/(expense)	13,301	362	5,174	147	2,392	180	125	267	(59)	21,889
Inter-segment revenue	-	-	-	-	-	-	-	158	-	158
Share of profit/(loss) of joint ventures and associates	139	-	7	4	9	-	(12)	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	125	14	(1)	35	1	174
Segmental income1	17,376	4,593	11,041	726	6,095	2,259	899	703	(37)	43,655
Claims and benefits paid, net of recoveries from reinsurers	(7,522)	(2,745)	(4,594)	(331)	(2,572)	(1,276)	(362)	-	(72)	(19,474)
Change in insurance liabilities, net of reinsurance	(3,955)	88	(1,119)	(70)	(212)	(70)	(294)	-	62	(5,570)
Change in investment contract provisions	(3,036)	-	(1,881)	8	(1,347)	-	-	(262)	-	(6,518)
Change in unallocated divisible surplus	(62)	-	(2,182)	(6)	(1,055)	-	(59)	-	-	(3,364)
Fee and commission expense	(462)	(1,294)	(564)	(65)	(289)	(570)	(60)	(24)	(61)	(3,389)
Other expenses	(674)	(228)	(232)	(59)	(127)	(81)	(61)	(332)	(185)	(1,979)
Inter-segment expenses	(137)	(4)	(4)	(7)	-	(4)	-	-	(2)	(158)
Finance costs	(191)	(4)	(3)	-	(4)	(5)	-	(2)	(331)	(540)
Segmental expenses	(16,039)	(4,187)	(10,579)	(530)	(5,606)	(2,006)	(836)	(620)	(589)	(40,992)
Profit/(loss) before tax from continuing operations	1,337	406	462	196	489	253	63	83	(626)	2,663
Tax attributable to policyholders' returns	(357)	-	-	-	-	-	(25)	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits from continuing operations	980	406	462	196	489	253	38	83	(626)	2,281
Profit from discontinued operations4	-	-	-	-	-	-	-	-	58	58
Adjusted for non-operating items:
Reclassification of corporate costs and unallocated interest	-	11	16	-	1	-	-	-	(28)	-
Investment return variances and economic assumption changes on long-term business	13	-	9	(4)	(101)	-	11	-	-	(72)
Short-term fluctuation in return on investments backing non-long-term business	-	(82)	(50)	(1)	13	(65)	-	-	(76)	(261)
Economic assumption changes on general insurance and health business	-	145	-	-	-	3	-	-	(3)	145
Impairment of goodwill, joint ventures and associates and other amounts expensed	-	-	-	-	-	-	24	-	-	24
Amortisation and impairment of intangibles	31	1	-	-	17	10	3	11	17	90
Amortisation and impairment of AVIF5	10	-	18	3	9	-	-	-	-	40
(Profit)/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	(125)	(14)	1	(35)	(1)	(174)
Integration and restructuring costs	28	11	15	1	1	4	1	4	75	140
Adjusted for non-operating items from discontinued operations4	-	-	-	-	-	-	-	-	(58)	(58)
Operating profit/(loss) before tax attributable to shareholders5	1,062	492	470	195	304	191	78	63	(642)	2,213

1
Total reported income, excluding inter-segment revenue, includes £20,816 million from the United Kingdom (Aviva plc's country of domicile). Income is attributed on the basis of geographical  origin which does not differ materially from revenue by geographical destination, as most risks are located in the countries where the contracts were written.

2	Aviva Investors operating profit includes £2 million profit relating to the Aviva Investors Pooled Pensions business.
3	Other Group activities include Group Reinsurance.
4
In 2014, the Group paid a settlement of £20 million related to the purchase price adjustment relating to the disposal of the US Life business in 2013. The settlement and the aggregate development of other provisions related to the discontinued operations in 2014 resulted in a net £58 million gain which has been presented as profit on disposal of discontinued operations.
5
Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Page 51

B5 - Segmental information continued
(a) (iv) Segmental statement of financial position as at 30 June 2015

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	663	1,022	-	7	166	22	43	-	-	1,923
Acquired value of in-force business and intangible assets	3,893	128	82	4	522	59	1,345	22	24	6,079
Interests in, and loans to, joint ventures and associates	972	-	133	36	73	3	388	-	-	1,605
Property and equipment	103	33	199	2	5	9	8	1	30	390
Investment property	8,203	140	1,707	-	1	-	-	1,145	371	11,567
Loans	23,162	73	692	-	38	127	29	-	-	24,121
Financial investments	169,195	5,147	62,318	2,653	18,036	3,220	9,880	657	3,705	274,811
Deferred acquisition costs	1,344	440	222	26	76	261	25	6	-	2,400
Other assets	41,605	4,460	11,200	167	1,666	873	1,425	736	5,623	67,755
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	9	9
Total assets	249,140	11,443	76,553	2,895	20,583	4,574	13,143	2,567	9,762	390,660
Insurance liabilities
Long-term business and outstanding claims provisions	103,081	5,301	15,658	2,329	7,510	2,121	2,882	-	34	138,916
Unearned premiums	272	2,062	459	39	228	1,044	61	-	2	4,167
Other insurance liabilities	-	80	42	-	-	81	-	-	2	205
Liability for investment contracts	114,653	-	45,540	5	9,356	-	8,071	1,856	-	179,481
Unallocated divisible surplus	2,624	-	5,073	55	843	-	220	-	-	8,815
Net asset value attributable to unitholders	251	-	3,788	-	324	-	-	-	6,365	10,728
External borrowings	2,037	-	-	-	47	-	-	-	7,506	9,590
Other liabilities, including inter-segment liabilities	14,621	(1,676)	4,077	115	625	508	495	347	1,826	20,938
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	2	2
Total liabilities	237,539	5,767	74,637	2,543	18,933	3,754	11,729	2,203	15,737	372,842
Total equity										17,818
Total equity and liabilities										390,660

(a) (v) Segmental statement of financial position as at 30 June 2014

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,034	-	8	254	20	48	-	-	1,364
Acquired value of in-force business and intangible assets	130	2	108	7	605	43	2	31	37	965
Interests in, and loans to, joint ventures and associates	1,006	-	148	10	97	14	313	-	-	1,588
Property and equipment	12	20	220	3	5	10	3	1	12	286
Investment property	5,530	7	1,629	-	2	-	-	1,021	458	8,647
Loans	21,917	86	791	-	11	134	28	-	-	22,967
Financial investments	91,484	4,749	67,221	2,866	20,689	3,388	2,843	683	3,684	197,607
Deferred acquisition costs	1,305	451	233	24	92	265	5	9	-	2,384
Other assets	19,691	4,036	11,073	298	1,929	974	390	634	3,879	42,904
Assets of operations classified as held for sale	-	-	-	-	140	-	-	-	9	149
Total assets	141,075	10,385	81,423	3,216	23,824	4,848	3,632	2,379	8,079	278,861
Insurance liabilities
Long-term business and outstanding claims provisions	68,093	5,521	16,339	2,553	9,287	2,328	2,294	-	39	106,454
Unearned premiums	284	2,064	483	41	293	1,082	54	-	1	4,302
Other insurance liabilities	-	83	47	-	1	91	-	-	2	224
Liability for investment contracts	54,830	-	49,172	13	9,767	-	-	1,781	-	115,563
Unallocated divisible surplus	2,008	-	5,749	73	918	-	175	-	-	8,923
Net asset value attributable to unitholders	87	-	3,073	-	317	-	-	-	5,986	9,463
External borrowings	2,054	-	-	-	56	-	-	-	4,834	6,944
Other liabilities, including inter-segment liabilities	7,639	(2,640)	4,396	129	794	308	343	327	4,000	15,296
Liabilities of operations classified as held for sale	-	-	-	-	138	-	-	-	1	139
Total liabilities	134,995	5,028	79,259	2,809	21,571	3,809	2,866	2,108	14,863	267,308
Total equity										11,553
Total equity and liabilities										278,861

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B5 - Segmental information continued
(a) (vi) Segmental statement of financial position as at 31 December 2014

	United Kingdom & Ireland		Europe
	Life £m	GI £m	France £m	Poland £m	Italy, Spain and Other £m	Canada £m	Asia £m	Aviva Investors £m	Other Group activities £m	Total £m
Goodwill	-	1,031	-	8	190	23	50	-	-	1,302
Acquired value of in-force business and intangible assets	127	103	96	5	581	60	2	25	29	1,028
Interests in, and loans to, joint ventures and associates	953	-	145	10	82	2	352	-	-	1,544
Property and equipment	74	33	214	3	6	9	4	1	13	357
Investment property	5,558	95	1,758	-	1	-	-	1,120	393	8,925
Loans	24,178	84	788	-	58	122	30	-	-	25,260
Financial investments	97,410	5,415	66,484	2,829	19,959	3,483	3,192	660	3,206	202,638
Deferred acquisition costs	1,310	438	227	23	89	280	4	7	-	2,378
Other assets	19,092	4,895	10,009	171	1,585	937	459	784	4,346	42,278
Assets of operations classified as held for sale	-	-	-	-	-	-	-	-	9	9
Total assets	148,702	12,094	79,721	3,049	22,551	4,916	4,093	2,597	7,996	285,719
Insurance liabilities
Long-term business and outstanding claims provisions	71,619	5,515	16,179	2,444	8,414	2,317	2,598	-	36	109,122
Unearned premiums	225	2,038	402	34	247	1,114	46	-	1	4,107
Other insurance liabilities	-	79	46	-	-	89	-	-	2	216
Liability for investment contracts	57,201	-	48,316	10	9,867	-	-	1,851	-	117,245
Unallocated divisible surplus	1,879	-	6,104	71	1,202	-	211	-	-	9,467
Net asset value attributable to unitholders	19	-	2,928	-	317	-	-	-	6,218	9,482
External borrowings	2,016	-	-	-	52	-	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	9,539	(1,787)	3,673	120	662	404	388	377	3,048	16,424
Liabilities of operations classified as held for sale	-	-	-	-	-	-	-	-	2	2
Total liabilities	142,498	5,845	77,648	2,679	20,761	3,924	3,243	2,228	14,617	273,443
Total equity										12,276
Total equity and liabilities										285,719

(b) Further analysis by products and services
The Group's results can be further analysed by products and services which comprise long-term business, general insurance and health, fund management and other activities.

Long-term business
Our long-term business comprises life insurance, long-term health and accident insurance, savings, pensions and annuity business written by our life insurance subsidiaries, including managed pension fund business and our share of the other life and related business written in our associates and joint ventures, as well as lifetime mortgage business written in the UK.

General insurance and health
Our general insurance and health business provides insurance cover to individuals and to small and medium sized businesses, for risks associated mainly with motor vehicles, property and liability, such as employers' liability and professional indemnity liability, and medical expenses.

Fund management
Our fund management business invests policyholders' and shareholders' funds, provides investment management services for institutional pension fund mandates and manages a range of retail investment products, including investment funds, unit trusts, OEICs and ISAs. Clients include Aviva Group businesses and third-party financial institutions, pension funds, public sector organisations, investment professionals and private investors.

Other
Other includes service companies, head office expenses, such as Group treasury and finance functions, and certain financing costs and taxes not allocated to business segments.

Page 53

B5 - Segmental information continued
(b) (i) Segmental income statement - products and services for the six month period ended 30 June 2015

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,494	4,564	-	-	11,058
Premiums ceded to reinsurers	(658)	(346)	-	-	(1,004)
Premiums written net of reinsurance	5,836	4,218	-	-	10,054
Net change in provision for unearned premiums	-	(222)	-	-	(222)
Net earned premiums	5,836	3,996	-	-	9,832
Fee and commission income	472	27	136	118	753
	6,308	4,023	136	118	10,585
Net investment income/(expense)	284	141	(2)	183	606
Inter-segment revenue	-	-	79	-	79
Share of profit of joint ventures and associates	87	1	-	-	88
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	-	-
Segmental income	6,679	4,165	213	301	11,358
Claims and benefits paid, net of recoveries from reinsurers	(7,768)	(2,634)	-	-	(10,402)
Change in insurance liabilities, net of reinsurance	2,766	(5)	-	-	2,761
Change in investment contract provisions	(605)	-	-	-	(605)
Change in unallocated divisible surplus	743	-	-	-	743
Fee and commission expense	(609)	(1,075)	(13)	(236)	(1,933)
Other expenses	(698)	(203)	(175)	14	(1,062)
Inter-segment expenses	(74)	(5)	-	-	(79)
Finance costs	(80)	(5)	-	(186)	(271)
Segmental expenses	(6,325)	(3,927)	(188)	(408)	(10,848)
Profit/(loss) before tax from continuing operations	354	238	25	(107)	510
Tax attributable to policyholder returns	280	-	-	-	280
Profit/(loss) before tax attributable to shareholders' profits	634	238	25	(107)	790
Adjusted for:
Non-operating items from continuing operations	387	184	8	(199)	380
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations	1,021	422	33	(306)	1,170
Operating profit/(loss) before tax attributable to shareholders' profits	1,021	422	33	(306)	1,170

1    Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £80 million, of which £37 million relates to property and liability insurance and £43 million relates to long-term business.
2    General insurance and health business segment includes gross written premiums of £630 million relating to health business. The remaining business relates to property and liability insurance.

Page 54

B5 - Segmental information continued
(b) (ii) Segmental income statement - products and services for the six month period ended 30 June 2014

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	6,734	4,632	-	-	11,366
Premiums ceded to reinsurers	(462)	(343)	-	-	(805)
Premiums written net of reinsurance	6,272	4,289	-	-	10,561
Net change in provision for unearned premiums	-	(158)	-	-	(158)
Net earned premiums	6,272	4,131	-	-	10,403
Fee and commission income	348	35	144	112	639
	6,620	4,166	144	112	11,042
Net investment income/(expense)	9,546	363	2	(54)	9,857
Inter-segment revenue	-	-	66	-	66
Share of profit of joint ventures and associates	79	1	-	-	80
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	(5)	9	33	14	51
Segmental income	16,240	4,539	245	72	21,096
Claims and benefits paid, net of recoveries from reinsurers	(7,172)	(2,804)	-	-	(9,976)
Change in insurance liabilities, net of reinsurance	(1,543)	10	-	-	(1,533)
Change in investment contract provisions	(2,821)	-	-	-	(2,821)
Change in unallocated divisible surplus	(2,576)	-	-	-	(2,576)
Fee and commission expense	(543)	(1,116)	(10)	(70)	(1,739)
Other expenses	(410)	(209)	(153)	(115)	(887)
Inter-segment expenses	(60)	(6)	-	-	(66)
Finance costs	(89)	(5)	(2)	(168)	(264)
Segmental expenses	(15,214)	(4,130)	(165)	(353)	(19,862)
Profit/(loss) before tax from continuing operations	1,026	409	80	(281)	1,234
Tax attributable to policyholder returns	(93)	-	-	-	(93)
Profit/(loss) before tax attributable to shareholders' profits	933	409	80	(281)	1,141
Adjusted for:
Non-operating items from continuing operations3	40	(6)	(32)	(72)	(70)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations3	973	403	48	(353)	1,071
Operating profit/(loss) before tax attributable to shareholders' profits3	973	403	48	(353)	1,071

1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £102 million, of which £62 million relates to property and liability insurance and £40 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £646 million relating to health business. The remaining business relates to property and liability insurance.
3   Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Page 55

B5 - Segmental information continued
(b) (iii) Segmental income statement - products and services for the year ended 31 December 2014

	Long-term business £m	General insurance and health2 £m	Fund management £m	Other £m	Total £m
Gross written premiums1	12,727	8,943	-	-	21,670
Premiums ceded to reinsurers	(971)	(643)	-	-	(1,614)
Premiums written net of reinsurance	11,756	8,300	-	-	20,056
Net change in provision for unearned premiums	-	1	-	-	1
Net earned premiums	11,756	8,301	-	-	20,057
Fee and commission income	705	54	256	215	1,230
	12,461	8,355	256	215	21,287
Net investment income/(expense)	21,295	666	5	(77)	21,889
Inter-segment revenue	-	-	158	-	158
Share of profit of joint ventures and associates	144	3	-	-	147
Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	140	(16)	35	15	174
Segmental income	34,040	9,008	454	153	43,655
Claims and benefits paid, net of recoveries from reinsurers	(13,861)	(5,613)	-	-	(19,474)
Change in insurance liabilities, net of reinsurance	(5,604)	34	-	-	(5,570)
Change in investment contract provisions	(6,518)	-	-	-	(6,518)
Change in unallocated divisible surplus	(3,364)	-	-	-	(3,364)
Fee and commission expense	(977)	(2,247)	(26)	(139)	(3,389)
Other expenses	(920)	(402)	(321)	(336)	(1,979)
Inter-segment expenses	(148)	(10)	-	-	(158)
Finance costs	(191)	(11)	(2)	(336)	(540)
Segmental expenses	(31,583)	(8,249)	(349)	(811)	(40,992)
Profit/(loss) before tax from continuing operations	2,457	759	105	(658)	2,663
Tax attributable to policyholder returns	(382)	-	-	-	(382)
Profit/(loss) before tax attributable to shareholders' profits	2,075	759	105	(658)	2,281
Adjusted for:
Non-operating items from continuing operations3	(56)	49	(19)	(42)	(68)
Operating profit/(loss) before tax attributable to shareholders' profits from continuing operations3	2,019	808	86	(700)	2,213
Operating profit/(loss) before tax attributable to shareholders' profits3	2,019	808	86	(700)	2,213

1   Gross written premiums include inward reinsurance premiums assumed from other companies amounting to £164 million, of which £81 million relates to property and liability insurance and £83 million relates to long-term business.

2 General insurance and health business segment includes gross written premiums of £1,146 million relating to health business. The remaining business relates to property and liability insurance.

3   Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Page 56

B5 - Segmental information continued
(c) (i) Segmental statement of financial position - products and services as at 30 June 2015

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	853	1,030	-	40	1,923
Acquired value of in-force business and intangible assets	5,738	285	22	34	6,079
Interests in, and loans to, joint ventures and associates	1,570	32	-	3	1,605
Property and equipment	252	93	1	44	390
Investment property	10,941	256	-	370	11,567
Loans	23,920	201	-	-	24,121
Financial investments	260,499	10,634	25	3,653	274,811
Deferred acquisition costs	1,551	843	6	-	2,400
Other assets	53,040	6,589	629	7,497	67,755
Assets of operations classified as held for sale	-	9	-	-	9
Total assets	358,364	19,972	683	11,641	390,660
Gross insurance liabilities	129,766	13,522	-	-	143,288
Gross liabilities for investment contracts	179,481	-	-	-	179,481
Unallocated divisible surplus	8,815	-	-	-	8,815
Net asset value attributable to unitholders	4,362	-	-	6,366	10,728
External borrowings	1,995	-	-	7,595	9,590
Other liabilities, including inter-segment liabilities	17,551	(814)	329	3,872	20,938
Liabilities of operations classified as held for sale	-	2	-	-	2
Total liabilities	341,970	12,710	329	17,833	372,842
Total equity					17,818
Total equity and liabilities					390,660

(c) (ii) Segmental statement of financial position - products and services as at 30 June 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	277	1,044	-	43	1,364
Acquired value of in-force business and intangible assets	731	155	31	48	965
Interests in, and loans to, joint ventures and associates	1,560	15	-	13	1,588
Property and equipment	172	89	1	24	286
Investment property	8,057	135	-	455	8,647
Loans	22,746	221	-	-	22,967
Financial investments	183,329	10,724	34	3,520	197,607
Deferred acquisition costs	1,510	865	9	-	2,384
Other assets	31,193	5,963	502	5,246	42,904
Assets of operations classified as held for sale	-	149	-	-	149
Total assets	249,575	19,360	577	9,349	278,861
Gross insurance liabilities	96,740	14,240	-	-	110,980
Gross liabilities for investment contracts	115,563	-	-	-	115,563
Unallocated divisible surplus	8,923	-	-	-	8,923
Net asset value attributable to unitholders	3,477	-	-	5,986	9,463
External borrowings	2,110	-	-	4,834	6,944
Other liabilities, including inter-segment liabilities	11,559	(1,776)	315	5,198	15,296
Liabilities of operations classified as held for sale	-	139	-	-	139
Total liabilities	238,372	12,603	315	16,018	267,308
Total equity					11,553
Total equity and liabilities					278,861

.

Page 57

B5 - Segmental information continued
(c) (iii) Segmental statement of financial position - products and services as at 31 December 2014

	Long-term business £m	General insurance and health £m	Fund management £m	Other £m	Total £m
Goodwill	216	1,043	-	43	1,302
Acquired value of in-force business and intangible assets	691	270	25	42	1,028
Interests in, and loans to, joint ventures and associates	1,526	16	-	2	1,544
Property and equipment	230	100	1	26	357
Investment property	8,310	223	-	392	8,925
Loans	25,053	207	-	-	25,260
Financial investments	188,094	11,435	23	3,086	202,638
Deferred acquisition costs	1,519	852	7	-	2,378
Other assets	29,839	6,270	657	5,512	42,278
Assets of operations classified as held for sale	-	9	-	-	9
Total assets	255,478	20,425	713	9,103	285,719
Gross insurance liabilities	99,453	13,992	-	-	113,445
Gross liabilities for investment contracts	117,245	-	-	-	117,245
Unallocated divisible surplus	9,467	-	-	-	9,467
Net asset value attributable to unitholders	3,264	-	-	6,218	9,482
External borrowings	2,068	-	-	5,310	7,378
Other liabilities, including inter-segment liabilities	12,689	(952)	354	4,333	16,424
Liabilities of operations classified as held for sale	-	2	-	-	2
Total liabilities	244,186	13,042	354	15,861	273,443
Total equity					12,276
Total equity and liabilities					285,719

Page 58

B6 - Tax
This note analyses the tax charge for the period and explains the factors that affect it.

(a) Tax (credited)/charged to the income statement
(i)   The total tax (credit)/charge comprises:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Current tax
For the period	284	270	680
Prior period adjustments	(20)	-	12
Total current tax from continuing operations	264	270	692
Deferred tax
Origination and reversal of temporary differences	(274)	115	315
Changes in tax rates or tax laws	-	(3)	(17)
Write back of deferred tax assets	(25)	(11)	(7)
Total deferred tax from continuing operations	(299)	101	291
Total tax (credited)/charged to income statement	(35)	371	983

(ii)  The Group, as a proxy for policyholders in the UK, Ireland and Singapore, is required to record taxes on investment income and gains each year. Accordingly, the tax benefit or expense attributable to UK, Ireland and Singapore insurance policyholder returns is included in the tax (credit)/charge. The tax credit attributable to policyholders' returns included in the (credit)/charge above is £280 million (HY14: £93 million charge; FY14: £382 million charge).

(iii) The tax (credit)/charge can be analysed as follows:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
UK tax	(234)	131	462
Overseas tax	199	240	521
	(35)	371	983

(b) Tax (credited)/charged to other comprehensive income
(i)   The total tax (credit)/charge comprises:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Current tax from continuing operations
In respect of pensions and other post-retirement obligations	(36)	(38)	(77)
In respect of foreign exchange movements	(13)	(7)	(12)
	(49)	(45)	(89)
Deferred tax from continuing operations
In respect of pensions and other post-retirement obligations	(35)	105	424
In respect of fair value gains on owner-occupied properties	-	-	-
In respect of unrealised gains on investments	(6)	13	21
	(41)	118	445
Total tax (credited)/charged to other comprehensive income	(90)	73	356

Page 59

B6 - Tax continued
(c) Tax credited to equity
Tax credited directly to equity in the period in respect of coupon payments on direct capital instruments and fixed rate tier 1 notes amounted to £4 million (HY14: £4 million; FY14: £19 million).

(d) Tax reconciliation
The tax on the Group's profit/(loss) before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

	Shareholder £m	Policyholder £m	6 months 2015 £m	Shareholder £m	Policyholder £m	6 months 2014 £m	Shareholder £m	Policyholder £m	Full Year 2014 £m
Total profit/(loss) before tax	790	(280)	510	1,141	93	1,234	2,339	382	2,721

Tax calculated at standard UK corporation tax rate of 20.25% (2014: 21.5%)	160	(57)	103	245	20	265	503	82	585
Reconciling items
Different basis of tax - policyholders	-	(223)	(223)	-	73	73	-	302	302
Adjustment to tax charge in respect of prior periods	1	-	1	(16)	-	(16)	(36)	-	(36)
Non-assessable income and items not taxed at the full statutory rate	21	-	21	(25)	-	(25)	(22)	-	(22)
Non-taxable loss/(profit) on sale of subsidiaries and associates	-	-	-	3	-	3	(31)	-	(31)
Disallowable expenses	28	-	28	25	-	25	76	-	76
Different local basis of tax on overseas profits	62	-	62	77	-	77	138	(2)	136
Change in future local statutory tax rates	-	-	-	(3)	-	(3)	(17)	-	(17)
Movement in deferred tax not recognised	(26)	-	(26)	(22)	-	(22)	3	-	3
Tax effect of profit from joint ventures and associates	(6)	-	(6)	(4)	-	(4)	(4)	-	(4)
Other	5	-	5	(2)	-	(2)	(9)	-	(9)
Total tax charged/(credited) to income statement	245	(280)	(35)	278	93	371	601	382	983

The tax (credit)/charge attributable to policyholders' returns is removed from the Group's total profit before tax in arriving at the Group's profit before tax attributable to shareholders' profits. As the net of tax profit attributable to with-profit and unit-linked policyholders is zero, the Group's pre-tax (loss)/profit attributable to policyholders is an amount equal and opposite to the tax (credit)/charge attributable to policyholders included in the total tax charge. The difference between the policyholder tax (credit)charge and the impact of this item in the tax reconciliation can be explained as follows:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Tax attributable to policyholder returns	(280)	93	382
UK corporation tax at a rate of 20.25% (2014: 21.5%) in respect of the policyholder tax deduction	57	(20)	(82)
Different local basis of tax of overseas profits	-	-	2
Different basis of tax - policyholders per tax reconciliation	(223)	73	302

UK legislation was substantively enacted in July 2013 to reduce the UK corporation tax rate from 21% to 20% from 1 April 2015, resulting in an effective rate for the year ended 31 December 2015 of 20.25%. The 20% corporation tax rate has been used in the calculation of the UK's deferred tax assets and liabilities for the period.
As announced in the Summer Budget on 8 July 2015, the rate is expected to reduce further to 19% from 1 April 2017 and to 18% from 1 April 2020. The aggregate impact of the reductions in rate from 20% to 18% would reduce the deferred tax assets and liabilities and increase IFRS net assets by approximately £60 million and will be recognised when the legislation is substantively enacted.

Page 60

B7 - Earnings per share
(a) Basic earnings per share
(i)   The profit attributable to ordinary shareholders is:

	6 months 2015			Restated1 6 months 2014			Restated1 Full Year 2014
Continuing operations	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m	Operating profit £m	Non-operating items £m	Total £m
Profit before tax attributable to shareholders' profits	1,170	(380)	790	1,071	70	1,141	2,213	68	2,281
Tax attributable to shareholders' profit	(304)	59	(245)	(254)	(24)	(278)	(563)	(38)	(601)
Profit for the period	866	(321)	545	817	46	863	1,650	30	1,680
Amount attributable to non-controlling interests	(82)	1	(81)	(84)	(24)	(108)	(143)	(26)	(169)
Cumulative preference dividends for the period	(9)	-	(9)	(9)	-	(9)	(17)	-	(17)
Coupon payments in respect of direct capital instruments (DCI) and fixed rate tier 1 notes (net of tax)	(14)	-	(14)	(12)	-	(12)	(69)	-	(69)
Profit attributable to ordinary shareholders from continuing operations	761	(320)	441	712	22	734	1,421	4	1,425
Profit attributable to ordinary shareholders from discontinued operations	-	-	-	-	-	-	-	58	58
Profit attributable to ordinary shareholders	761	(320)	441	712	22	734	1,421	62	1,483

1   Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

(ii)  Basic earnings per share is calculated as follows:

	6 months 2015			Restated1 6 months 2014			Restated1 Full Year 2014
Continuing operations	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p	Before tax £m	Net of tax, non-controlling interests, preference dividends and DCI2 £m	Per share p
Operating profit attributable to ordinary shareholders	1,170	761	22.1	1,071	712	24.2	2,213	1,421	48.3
Non-operating items:
Investment return variances and economic assumption changes on long-term business	(75)	(59)	(1.7)	44	-	-	72	4	0.1
Short-term fluctuation in return on investments backing non-long-term business	166	132	3.9	165	119	4.0	261	197	6.7
Economic assumption changes on general insurance and health business	(54)	(43)	(1.3)	(67)	(52)	(1.8)	(145)	(114)	(3.9)
Impairment of goodwill, joint ventures and associates and other amounts expensed	(22)	(22)	(0.6)	(24)	(24)	(0.8)	(24)	(24)	(0.8)
Amortisation and impairment of intangibles	(61)	(47)	(1.4)	(38)	(27)	(0.9)	(90)	(61)	(2.1)
Amortisation and impairment of AVIF1	(162)	(136)	(4.0)	(19)	(18)	(0.6)	(40)	(38)	(1.3)
Profit on disposal and remeasurement of subsidiaries, joint ventures and associates	-	-	-	51	47	1.6	174	170	5.8
Integration and restructuring costs and exceptional items	(172)	(145)	(4.2)	(42)	(23)	(0.7)	(140)	(130)	(4.4)
Profit attributable to ordinary shareholders from continuing operations	790	441	12.8	1,141	734	25.0	2,281	1,425	48.4
Profit attributable to ordinary shareholders from discontinued operations	-	-	-	-	-	-	58	58	2.0
Profit attributable to ordinary shareholders	790	441	12.8	1,141	734	25.0	2,339	1,483	50.4

1    Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

 2    DCI includes direct capital instruments and fixed rate tier 1 notes.

(iii) The calculation of basic earnings per share uses a weighted average of 3,437 million (HY14: 2,941 million; FY14: 2,943 million) ordinary shares in issue, after deducting treasury shares. The actual number of shares in issue at 30 June 2015 was 4,046 million (HY14: 2,948 million; FY14: 2,950 million) and 4,040 million (HY14: 2,945 million; FY14: 2,948 million) excluding treasury shares.

Page 61

B7 - Earnings per share continued
(b) Diluted earnings per share
(i)   Diluted earnings per share is calculated as follows:

	6 months 2015			6 months 2014			Full Year 2014
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Profit attributable to ordinary shareholders	441	3,437	12.8	734	2,941	25.0	1,425	2,943	48.4
Dilutive effect of share awards and options	-	43	(0.1)	-	40	(0.4)	-	44	(0.7)
Diluted earnings per share from continuing operations	441	3,480	12.7	734	2,981	24.6	1,425	2,987	47.7
Profit attributable to ordinary shareholders	-	3,437	-	-	2,941	-	58	2,943	2.0
Dilutive effect of share awards and options	-	43	-	-	40	-	-	44	(0.1)
Diluted earnings per share from discontinued operations	-	3,480	-	-	2,981	-	58	2,987	1.9
Diluted earnings per share	441	3,480	12.7	734	2,981	24.6	1,483	2,987	49.6

(ii)  Diluted earnings per share on operating profit attributable to ordinary shareholders is calculated as follows:

	6 months 2015			Restated1 6 months 2014			Restated1 Full Year 2014
	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p	Total £m	Weighted average number of shares million	Per share p
Operating profit attributable to ordinary shareholders	761	3,437	22.1	712	2,941	24.2	1,421	2,943	48.3
Dilutive effect of share awards and options	-	43	(0.2)	-	40	(0.3)	-	44	(0.7)
Diluted operating profit per share from continuing operations	761	3,480	21.9	712	2,981	23.9	1,421	2,987	47.6
Operating profit attributable to ordinary shareholders	-	3,437	-	-	2,941	-	-	2,943	-
Dilutive effect of share awards and options	-	43	-	-	40	-	-	44	-
Diluted operating profit per share from discontinued operations	-	3,480	-	-	2,981	-	-	2,987	-
Diluted operating profit per share	761	3,480	21.9	712	2,981	23.9	1,421	2,987	47.6

1   Operating profit has been restated to exclude amortisation and impairment of acquired value of in-force business, which is now shown as a non-operating item. See note B2 for further details. There is no impact on the result or the total equity for any period presented as a result of this restatement.

Page 62

B8 - Dividends and appropriations

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Ordinary dividends declared and charged to equity in the period
Final 2014 - 12.25 pence per share, paid on 15 May 2015	362	-	-
Final 2013 - 9.40 pence per share, paid on 16 May 2014	-	277	277
Interim 2014 - 5.85 pence per share, paid on 17 November 2014	-	-	172
	362	277	449
Dividends waived/unclaimed returned to the Company	-	-	(3)
Preference dividends declared and charged to equity in the period	9	9	17
Coupon payments on direct capital instruments and fixed rate tier 1 notes	18	16	88
	389	302	551

Subsequent to 30 June 2015, the directors declared an interim dividend for 2015 of 6.75 pence per ordinary share (HY14: 5.85 pence), amounting to £273 million (HY14: £172 million) in total. The dividend will be paid on 17 November and will be accounted for as an appropriation of retained earnings in the year ending 31 December 2015.
Interest on the direct capital instruments and fixed rate tier 1 notes is treated as an appropriation of retained profits and, accordingly, are accounted for once paid. Tax relief is obtained at a rate of 20.25% (2014: 21.5%).

Page 63

B9 - Insurance liabilities

(a) Carrying amount
(i) Insurance liabilities (gross of reinsurance) at 30 June/31 December

	30 June 2015			30 June 2014			31 December 2014
	Long-term business £m1	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m	Long-term business £m	General insurance and health £m	Total £m
Long-term business provisions
Participating	54,729	-	54,729	44,248	-	44,248	44,834	-	44,834
Unit-linked non-participating	15,776	-	15,776	8,424	-	8,424	7,963	-	7,963
Other non-participating	57,548	-	57,548	42,697	-	42,697	45,313	-	45,313
	128,053	-	128,053	95,369	-	95,369	98,110	-	98,110
Outstanding claims provisions	1,713	7,047	8,760	1,371	7,529	8,900	1,343	7,298	8,641
Provision for claims incurred but not reported	-	2,299	2,299	-	2,533	2,533	-	2,578	2,578
	1,713	9,346	11,059	1,371	10,062	11,433	1,343	9,876	11,219
Provision for unearned premiums	-	4,166	4,166	-	4,302	4,302	-	4,107	4,107
Provision arising from liability adequacy tests	-	11	11	-	10	10	-	10	10
Other technical provisions	-	-	-	-	-	-	-	-	-
Total	129,766	13,523	143,289	96,740	14,374	111,114	99,453	13,993	113,446
Less: Amounts classified as held for sale	-	(1)	(1)	-	(134)	(134)	-	(1)	(1)
	129,766	13,522	143,288	96,740	14,240	110,980	99,453	13,992	113,445

1    HY15 total long-term business liabilities includes £33,645 million for Friends Life. £11,643 million relates to participating contracts, £8,354 million relates to unit-linked non-participating contracts and £13,648 million relates to other non-participating contracts. Friends Life's total long-term business liabilities include an outstanding claims provision of £293 million.

(ii) Change in insurance liabilities recognised as an expense
The purpose of the following table is to reconcile the change in insurance liabilities, net of reinsurance, shown on the income statement, to the change in insurance liabilities recognised as an expense in the relevant movement tables in this note. The components of the reconciliation are the change in provision for outstanding claims on long-term business (which is not included in a separate movement table), and the unwind of discounting on GI reserves (which is included within finance costs within the income statement). For general insurance and health business, the change in the provision for unearned premiums is not included in the reconciliation as, within the income statement, this is included within earned premiums.

			Total
30 June 2015	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	(2,809)	(184)	(2,993)
Change in provision for outstanding claims	226	1	227
	(2,583)	(183)	(2,766)
General insurance and health
Change in insurance liabilities (note B9(c))	(126)	133	7
Less: Unwind of discount on GI reserves and other	(5)	3	(2)
	(131)	136	5
Total change in insurance liabilities	(2,714)	(47)	(2,761)

			Total
30 June 2014	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	1,630	(202)	1,428
Change in provision for outstanding claims	117	(2)	115
	1,747	(204)	1,543
General insurance and health
Change in insurance liabilities (note B9(c))	(37)	30	(7)
Less: Unwind of discount on GI reserves and other	(9)	6	(3)
	(46)	36	(10)
Total change in insurance liabilities	1,701	(168)	1,533

Page 64

B9 - Insurance liabilities continued

			Total
31 December 2014	Gross £m	Reinsurance £m	Net £m
Long-term business
Change in long-term business provisions (note B9(b))	5,847	(376)	5,471
Change in provision for outstanding claims	128	4	132
	5,975	(372)	5,603
General insurance and health
Change in insurance liabilities (note B9(c))	(76)	49	(27)
Less: Unwind of discount on GI reserves and other	(9)	3	(6)
	(85)	52	(33)
Total change in insurance liabilities	5,890	(320)	5,570

(b) Movements in long-term business liabilities
The following movements have occurred in the long-term business provisions (gross of reinsurance) during the period:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Carrying amount at 1 January	98,110	94,972	94,972
Provisions in respect of new business	1,994	2,408	4,796
Expected change in existing business provisions	(3,430)	(2,500)	(5,806)
Variance between actual and expected experience	738	355	1,383
Impact of operating assumption changes	(28)	(170)	(1,118)
Impact of economic assumption changes	(2,119)	1,630	6,819
Other movements	36	(93)	(227)
Change in liability recognised as an expense	(2,809)	1,630	5,847
Effect of portfolio transfers, acquisitions and disposals1,2,3	35,105	(109)	(805)
Foreign exchange rate movements	(2,353)	(1,125)	(1,904)
Other movements	-	1	-
Carrying amount at 30 June/31 December	128,053	95,369	98,110

1    The movement during HY15 relates to the acquisition of the Friends Life business.
2    The movement during FY14 includes £103 million related to the disposal of Eurovita, £696 million related to the disposal of CxG and £6 million related to the restructuring of our operations in Indonesia.
3    The movement during HY14 includes £103 million related to the disposal of Eurovita and £6 million related to the restructuring of our operations in Indonesia.

(c) Movements in general insurance and health liabilities
The following changes have occurred in the general insurance and health claims provisions (gross of reinsurance) during the period:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Carrying amount at 1 January	9,876	10,298	10,298
Impact of changes in assumptions	31	91	211
Claim losses and expenses incurred in the current period	2,845	2,938	5,950
Decrease in estimated claim losses and expenses incurred in prior periods	(231)	(124)	(329)
Incurred claims losses and expenses	2,645	2,905	5,832
Less:
Payments made on claims incurred in the current period	(1,339)	(1,342)	(3,253)
Payments made on claims incurred in prior periods	(1,559)	(1,729)	(2,933)
Recoveries on claim payments	122	120	269
Claims payments made in the period, net of recoveries	(2,776)	(2,951)	(5,917)
Unwind of discounting	5	9	9
Changes in claims reserve recognised as an expense	(126)	(37)	(76)
Effect of portfolio transfers, acquisitions and disposals	(2)	(3)	(121)
Foreign exchange rate movements	(402)	(195)	(222)
Other movements	-	(1)	(3)
Carrying amount at 30 June/31 December	9,346	10,062	9,876

Page 65

B10 - Liability for investment contracts

(a) Carrying amount
The liability for investment contracts (gross of reinsurance) at 30 June/31 December comprised:

	30 June 2015 £m1	30 June 2014 £m	Full Year 2014 £m
Long-term business
Participating contracts	76,038	67,512	67,232
Non-participating contracts at fair value	103,443	48,051	50,013
Non-participating contracts at amortised cost	-	-	-
	103,443	48,051	50,013
Total	179,481	115,563	117,245

1    HY15 includes a total of £64,206 million long-term business liabilities for the acquired Friends Life business. This is split into participating (£11,714 million) and non-participating (£52,492 million).

(b) Movements in participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Carrying amount at 1 January	67,232	70,628	70,628
Provisions in respect of new business	1,937	2,319	4,144
Expected change in existing business provisions	(1,776)	(882)	(1,972)
Variance between actual and expected experience	1,287	317	713
Impact of operating assumption changes	(2)	4	14
Impact of economic assumption changes	(50)	30	303
Other movements	(16)	(2)	16
Change in liability recognised as an expense	1,380	1,786	3,218
Effect of portfolio transfers, acquisitions and disposals1	12,245	(2,671)	(2,671)
Foreign exchange rate movements	(4,819)	(2,231)	(3,943)
Carrying amount at 30 June/31 December	76,038	67,512	67,232

1    The movement during HY15 relates to the acquisition of Friends Life and the movement during HY14 and FY14 relates to the disposal of Eurovita.

(c) Movements in non-participating investment contracts
The following movements have occurred in the provisions (gross of reinsurance) during the period:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Carrying amount at 1 January	50,013	48,140	48,140
Provisions in respect of new business	1,744	1,248	2,273
Expected change in existing business provisions	(1,594)	(1,130)	(1,442)
Variance between actual and expected experience	(2,476)	129	1,575
Impact of operating assumption changes	-	(1)	2
Impact of economic assumption changes	-	2	11
Other movements	2	(24)	8
Change in liability	(2,324)	224	2,427
Effect of portfolio transfers, acquisitions and disposals1	56,404	(16)	(20)
Foreign exchange rate movements	(650)	(297)	(534)
Carrying amount at 30 June/31 December	103,443	48,051	50,013

1    The movement during HY15 relates to the acquisition of Friends Life and the movement during HY14 and FY14 relates to the disposal of Eurovita.

For non-participating investment contracts, deposits collected and amounts withdrawn are not shown on the income statement, but are accounted for directly through the statement of financial position as an adjustment to the gross liabilities for investment contracts. The associated change in investment contract provisions shown on the income statement consists of the attributed investment return. Participating investment contracts are treated consistently with insurance contracts with the change in investment contract provisions primarily consisting of the movement in participating investment contract liabilities (net of reinsurance) over the reporting period.

Page 66

B11 - Reinsurance assets
The reinsurance assets at 30 June/31 December comprised:

	30 June 2015 £m2	30 June 2014 £m	31 December 2014 £m
Long-term business
Insurance contracts	5,405	3,881	4,032
Participating investment contracts	13	2	3
Non-participating investment contracts1	13,773	2,279	2,533
	19,191	6,162	6,568
Outstanding claims provisions	39	50	43
	19,230	6,212	6,611
General insurance and health
Outstanding claims provisions	725	771	724
Provisions for claims incurred but not reported	223	341	373
	948	1,112	1,097
Provisions for unearned premiums	254	253	250
	1,202	1,365	1,347
	20,432	7,577	7,958
Less: Amounts classified as held for sale	-	(26)	-
Total	20,432	7,551	7,958

1    Balances in respect of all reinsurance treaties are included under reinsurance assets (regardless of whether they transfer significant insurance risk). The reinsurance assets classified as non-participating investment contracts are financial instruments measured at fair value through profit and loss.

2    HY15 includes total reinsurance assets of £11,425 million for Friends Life business. £10,217 million relates to non-participating investment contracts, £1,198 million relates to insurance contracts and £10 million relates to participating investment contracts.

B12 - Effect of changes in assumptions and estimates during the period
This disclosure only allows for the impact on liabilities and related assets, such as unallocated divisible surplus, reinsurance, deferred acquisition costs and AVIF, and does not allow for offsetting movements in the value of backing financial assets.

	Effect on profit 6 months 2015 £m	Effect on profit 6 months 2014 £m	Effect on profit Full Year 2014 £m
Assumptions
Long-term insurance business
Interest rates	1,798	(777)	(4,578)
Expenses	22	100	75
Persistency rates	-	-	15
Mortality for assurance contracts	-	-	20
Mortality for annuity contracts	-	70	283
Tax and other assumptions	-	(11)	75
Investment contracts
Interest rates	-	(1)	(2)
Expenses	-	-	-
Persistency rates	-	-	-
Tax and other assumptions	-	-	-
General insurance and health business
Change in loss ratio assumptions	-	-	-
Change in discount rate assumptions	(54)	(67)	(145)
Change in expense ratio and other assumptions	-	-	1
Total	1,766	(686)	(4,256)

The impact of interest rates on long-term business relates primarily to annuities in the UK (including any change in credit default and reinvestment risk provisions), where an increase in the valuation interest rates, in response to increasing risk free rates and spreads, has reduced liabilities. The overall impact on profit also depends on movements in the value of assets backing the liabilities, which is not included in this disclosure.
There has been a release of expense reserves for UK annuities of £22 million as a result of reduced property rental charges in UK Life entities.
The adverse change in discount rate assumptions on general insurance and health business of £54 million (HY14: £67 million adverse) arises mainly as a result of a decrease in the real interest rates used to discount claim reserves for periodic payment orders.

Page 67

B13 - Unallocated divisible surplus
An unallocated divisible surplus (UDS) is established where the nature of policy benefits is such that the division between shareholder reserves and policyholder liabilities is uncertain at the reporting date. Therefore the expected duration for settlement of the UDS is not defined.
This note shows the movements in the UDS during the period.

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Carrying amount at 1 January	9,467	6,709	6,709
Change in participating contract assets	(612)	2,482	3,087
Change in participating contract liabilities	34	89	299
Other movements	(165)	5	(22)
Change in liability recognised as an expense	(743)	2,576	3,364
Effect of portfolio transfers, acquisition and disposals	724	(123)	(131)
Foreign exchange rate movements	(633)	(239)	(444)
Other movements	-	-	(31)
Carrying amount at 30 June/31 December	8,815	8,923	9,467

The amount of UDS has reduced to £8.8 billion at 30 June 2015 (HY14: £8.9 billion, FY14: £9.5 billion), despite the acquisition of Friends Life in April 2015, which increased the UDS balance by £724 million. The reduction is mainly due to the increase in Eurozone corporate and government bond yields during the period as well as the weakening of the Euro.
Negative UDS balances result from an accounting mismatch between participating assets carried at market value and participating liabilities measured using local practice. Any negative balances are tested for recoverability using embedded value methodology and in line with local accounting practice. Testing is conducted at a participating fund-level within each life entity.
In both Italy and Spain, all participating funds had positive UDS balances at 30 June 2015, and consequently testing of negative UDS was not required. In Italy, the carrying value of UDS was £646 million positive (HY14: £708 million positive, FY14: £953 million positive); in Spain, the carrying value of UDS was £198 million positive (HY14: £209 million positive, FY14: £248 million positive).

B14 - Borrowings
The Group's borrowings are either core structural borrowings or operational borrowings. This note shows the carrying values of each type.

(a) Analysis of total borrowings:
Total borrowings comprise:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Core structural borrowings, at amortised cost	7,593	4,833	5,310
Operational borrowings, at amortised cost	695	765	696
Operational borrowings, at fair value	1,302	1,346	1,372
	1,997	2,111	2,068
	9,590	6,944	7,378

(b) Core structural borrowings
The carrying amounts of these borrowings are:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Subordinated debt
6.125% £700 million subordinated notes 2036	692	692	692
5.700% €500 million undated subordinated notes	354	400	387
6.125% £800 million undated subordinated notes	794	793	794
6.125% €650 million subordinated notes 2043	458	517	502
6.875% £600 million subordinated notes 2058	594	594	594
6.875% €500 million subordinated notes 2018	353	400	387
8.250% $400 million subordinated notes 2041	251	229	252
6.625% £450 million subordinated notes 2041	447	447	447
3.875% €700 million subordinated notes 2044	492	-	539
12.000% £162 million subordinated notes 20211	229	-	-
8.250% £500 million subordinated notes 20221	623	-	-
7.875% $575 million undated subordinated notes1	422	-	-
3.375% €900 million subordinated notes 2045	628	-	-
5.125% £400 million subordinated notes 2050	394	-	-
6.292% £268 million undated STICS1,2	268	-	-
	6,999	4,072	4,594
Debenture loans
9.5% guaranteed bonds 2016	200	199	200
Commercial paper	450	562	516
	7,649	4,833	5,310
Less: Amount held by Group companies3	(56)	-	-
Total	7,593	4,833	5,310

1 These instruments are issued by Friends Life Holdings plc, a Group subsidiary.
2 This instrument was redeemed in full on 1 July 2015.
3 This balance represents £49 million of subordinated debt and £7 million of senior debt.

Page 68

B14 - Borrowings continued
(b) Core structural borrowings continued
On 4 June 2015 Aviva plc issued €900 million and £400 million of subordinated debt which qualifies as tier 2 capital under current regulatory rules:

• The €900 million instrument was issued at 99.052% of the nominal amount and bears interest at 3.375% per annum. Maturity is on 4 December 2045 but the Company may, at its sole option, redeem all (but not part) of the debt on 4 June 2025 and on each interest payment date thereafter.

• The £400 million instrument was issued at 99.118% of the nominal amount and bears interest at 5.125% per annum. Maturity is on 4 June 2050 but the Company may, at its sole option, redeem all (but not part) of the debt on 4 June 2030 and on each interest payment date thereafter.

On 29 May 2015 Friends Life Holdings plc notified the holders of the 2005 STICS (refer to note B4) that the £268 million principal outstanding would be redeemed at its first call date on 1 July 2015. The notice resulted in an irrevocable commitment to redeem the instrument, leading to a reclassification of the 2005 STICS from within non-controlling interests in equity to liabilities. On 1 July 2015, subsequent to the end of the reporting period, Friends Life Holdings plc redeemed the outstanding principal of £268 million.
On 6 August 2015, subsequent to the end of the reporting period, Aviva plc will notify the holders of the following debt instruments of the intention to redeem:
• The €500 million principal outstanding on the 2003 undated subordinated debt at its first call date on 29 September 2015.
• The £200 million 1996 debenture loan on 18 September 2015, ahead of the 20 June 2016 maturity date, at a redemption price of £218 million including accrued interest.

(c) Operational borrowings
The carrying amounts of these borrowings are:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Amounts owed to financial institutions
Loans	695	765	696
Securitised mortgage loan notes
UK lifetime mortgage business	1,302	1,346	1,372
Total	1,997	2,111	2,068

Page 69

B15 - Pension obligations and other provisions
(a)  Carrying amounts
(i) Provisions in the condensed consolidated statement of financial position
In the condensed consolidated statement of financial position, provisions include pension scheme deficits and comprise:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Deficits in the main staff pension schemes	825	372	391
Deficits in other staff pension schemes	42	42	43
Deficits in staff pension schemes	867	414	434
Restructuring provisions	156	88	97
Other provisions	592	369	348
Total	1,615	871	879

(ii) Pension obligations
The assets and liabilities of the Group's material defined benefit schemes as at 30 June/31 December are shown below.

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Total fair value of assets	17,062	13,176	15,474
Present value of scheme liabilities	(14,812)	(12,287)	(13,170)
Net surplus in the schemes	2,250	889	2,304
Less: consolidation elimination for non-transferable Group insurance policy1	(606)	-	-
Net IAS 19 surplus in the schemes	1,644	889	2,304

Surplus included in other assets	2,469	1,261	2,695
Deficits included in provisions	(825)	(372)	(391)
Net IAS 19 surplus in the schemes	1,644	889	2,304

1   As at 30 June 2015, the scheme assets in the Friends Provident Pension Scheme include an insurance policy of £606 million issued by a Group company that is not transferable under IAS 19 and consequently is eliminated from the IAS 19 net surplus balance. The IAS 19 fair value of scheme assets at 30 June 2015, excluding this policy is £16,456 million.

(b)  Movements in the schemes' surpluses and deficits
Movements in the pension schemes' surpluses and deficits comprise:

	6 months 2015 £m	6 months 2014 £m	Full Year 2014 £m
Net IAS19 surplus in the schemes at 1 January	2,304	239	239

Past service costs - amendments	(1)	-	-
Administrative expenses1	(12)	(11)	(27)
Total pension cost charged to net operating expenses	(13)	(11)	(27)
Net interest credited/(charged) to investment income/(finance costs)2	41	9	20
Total recognised in income statement from continuing operations	28	(2)	(7)

Remeasurements:
Actual return on these assets	113	748	3,135
Less: Interest income on scheme assets	(290)	(272)	(542)
Return on scheme assets excluding amounts in interest income	(177)	476	2,593
Losses from change in financial assumptions	(166)	(103)	(1,063)
Gains from change in demographic assumptions	-	2	150
Experience gains/(losses)	5	12	(18)
Total remeasurements recognised in other comprehensive income from continuing operations	(338)	387	1,662

Acquisitions - gross surplus	68	-	-
Acquisitions - consolidation elimination for non-transferable Group insurance policy3	(631)	-	-
Acquisitions - net deficit	(563)	-	-
Employer contributions	183	253	391
Foreign exchange rate movements	30	12	19
Net IAS19 surplus in the schemes at 30 June/31 December	1,644	889	2,304

1 Administrative expenses are expensed as incurred.
2   Net interest income of £50 million (HY14: £16 million, FY14: £33 million) has been credited to investment income and net interest expense of £9 million (HY14: £7 million, FY14: £13 million) has been charged to finance costs in
     HY15.

3   The gross surplus of £68 million on acquisition relates to Friends Life. As the Friends Provident Pension scheme assets include an insurance policy of £631 million at acquisition date, issued by a Group company that is not transferrable under IAS 19, it is eliminated from the scheme assets.

After taking into account the impact of the Friends Life acquisition, the decrease in the surplus during the period is primarily due to the adverse impact of narrowing credit spreads, partly offset by increased interest rates and employer contributions.

Page 70

B16 - Related party transactions
During the period, there have been no changes in the nature of the related party transactions from those described in the Group's annual report and accounts for the year ended 31 December 2014. There were no transactions with related parties that had a material effect on the result for the period ended 30 June 2015, 30 June 2014 or 31 December 2014.

B17 - Fair value
This note explains the methodology for valuing our assets and liabilities measured at fair value, and for fair value disclosures. It also provides an analysis of these according to a 'fair value hierarchy', determined by the market observability of valuation inputs.

(a) Basis for determining fair value hierarchy
All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorised within the 'fair value hierarchy' described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1
Inputs to Level 1 fair values are quoted prices (unadjusted) in active markets for identical assets and liabilities that the entity can access at the measurement date.

Level 2
Inputs to Level 2 fair values are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the instrument. Level 2 inputs include the following:
• Quoted prices for similar assets and liabilities in active markets.

• Quoted prices for identical or similar assets and liabilities in markets that are not active, the prices are not current, or price quotations vary substantially either over time or among market makers, or in which little information is released publicly.

• Inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, and credit spreads).

• Market-corroborated inputs.

Where we use broker quotes and no information as to the observability of inputs is provided by the broker, the investments are classified as follows:
• Where the broker price is validated by using internal models with market observable inputs and the values are similar, we classify the investment as Level 2.
• In circumstances where internal models are not used to validate broker prices, or the observability of inputs used by brokers is unavailable, the investment is classified as Level 3.

Level 3
Inputs to Level 3 fair values are unobservable inputs for the asset or liability. Unobservable inputs may have been used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. However, the fair value measurement objective remains the same, i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability. Therefore, unobservable inputs reflect the assumptions the business unit considers that market participants would use in pricing the asset or liability. Examples are investment properties, certain private equity investments and private placements.
The majority of the Group's assets and liabilities measured at fair value are based on quoted market information or observable market data. 16.4% of assets and 2.7% of liabilities measured at fair value are based on estimates and recorded as Level 3. Where estimates are used, these are based on a combination of independent third-party evidence and internally developed models, calibrated to market observable data where possible. Third-party valuations using significant unobservable inputs validated against Level 2 internally modelled valuations are classified as Level 3, where there is a significant difference between the third-party price and the internally modelled value. Where the difference is insignificant, the instrument would be classified as Level 2.

(b)  Changes to valuation technique
There were no changes in the valuation techniques during the period compared to those described in the 2014 annual consolidated financial statements, other than those noted below.

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B17 - Fair value continued
(c) Comparison of the carrying amount and fair values of financial instruments
Set out below is a comparison of the carrying amounts and fair values of financial assets and liabilities, excluding those classified as held for sale. These amounts may differ where the asset or liability is carried on a measurement basis other than fair value, e.g. amortised cost.

		30 June 2015		30 June 2014	31 December 2014
	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m	Fair value £m	Carrying amount £m
Financial assets
Loans1	23,954	24,121	22,830	22,967	25,135	25,260
Financial Investments	274,811	274,811	197,607	197,607	202,638	202,638
Fixed maturity securities	162,146	162,146	128,488	128,488	131,661	131,661
Equity securities	65,057	65,057	36,478	36,478	35,619	35,619
Other investments (including derivatives)	47,608	47,608	32,641	32,641	35,358	35,358

Financial liabilities
Non-participating investment contracts2	103,443	103,443	48,051	48,051	50,013	50,013
Net asset value attributable to unitholders	10,728	10,728	9,463	9,463	9,482	9,482
Borrowings1	10,052	9,590	7,459	6,944	8,080	7,378
Derivative liabilities3	3,432	3,432	2,263	2,263	3,481	3,481

  1    Within the fair value, the estimated fair value has been provided for the portion of loans and borrowings that are carried at amortised cost as disclosed in Note B17(d).
2 Non-participating investment contracts are included within gross liabilities for investment contracts on the condensed consolidated statement of financial position and disclosed in Note B10.
  3    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

Fair value of the following assets and liabilities approximate to their carrying amounts:
• Receivables
• Cash and cash equivalents
• Payables and other financial liabilities
• The equivalent assets to those above, which are classified as held for sale

(d) Fair value hierarchy analysis
An analysis of assets and liabilities measured at amortised cost and fair value categorised by fair value hierarchy is given below. Financial instruments relating to operations classified as held for sale have been excluded from the individual asset and liability line items and have been disclosed separately.

	Fair value hierarchy
At 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	-	11,567	11,567	-	11,567
Loans	-	988	19,775	20,763	3,358	24,121
Financial investments measured at fair value
Fixed maturity securities	86,371	62,617	13,158	162,146	-	162,146
Equity securities	63,991	-	1,066	65,057	-	65,057
Other investments (including derivatives)	36,859	5,945	4,804	47,608	-	47,608
Total	187,221	69,550	50,370	307,141	3,358	310,499
Financial liabilities measured at fair value
Non-participating investment contracts1	101,060	473	1,910	103,443	-	103,443
Net asset value attributable to unit holders	10,682	-	46	10,728	-	10,728
Borrowings	-	850	452	1,302	8,288	9,590
Derivative liabilities2	210	2,441	781	3,432	-	3,432
Total	111,952	3,764	3,189	118,905	8,288	127,193

1    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and Note B11 are £13,773 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

 2    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

	Fair value hierarchy
At 30 June 2015	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	332	332
Total	-	-	332	332

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

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B17 - Fair value continued

	Fair value hierarchy
At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	-	8,647	8,647	-	8,647
Loans	-	3,258	15,340	18,598	4,369	22,967
Financial investments measured at fair value
Fixed maturity securities	75,121	45,078	8,289	128,488	-	128,488
Equity securities	35,919	110	449	36,478	-	36,478
Other investments (including derivatives)	24,367	5,243	3,031	32,641	-	32,641
Financial assets of operations classified as held for sale	23	-	-	23	-	23
Total	135,430	53,689	35,756	224,875	4,369	229,244
Financial liabilities measured at fair value
Non-participating investment contracts1	47,807	244	-	48,051	-	48,051
Net asset value attributable to unit holders	9,376	-	87	9,463	-	9,463
Borrowings	-	852	494	1,346	5,598	6,944
Derivative liabilities2	250	1,635	378	2,263	-	2,263
Financial liabilities of operations classified as held for sale	-	-	-	-	-	-
Total	57,433	2,731	959	61,123	5,598	66,721

1    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and note B11 are £2,279 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

 2    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

	Fair value hierarchy
At 30 June 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	246	246
Total	-	-	246	246

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

	Fair value hierarchy
At 31 December 2014	Level 1 £m	Level 2 £m	Level 3 £m	Sub-total fair value £m	Amortised cost £m	Total carrying value £m
Recurring fair value measurements
Investment Property	-	-	8,925	8,925	-	8,925
Loans	-	3,895	17,000	20,895	4,365	25,260
Financial investments measured at fair value
Fixed maturity securities	75,078	45,274	11,309	131,661	-	131,661
Equity securities	35,460	-	159	35,619	-	35,619
Other investments (including derivatives)	25,139	7,153	3,066	35,358	-	35,358
Total	135,677	56,322	40,459	232,458	4,365	236,823
Financial liabilities measured at fair value
Non-participating investment contracts1	49,791	222	-	50,013	-	50,013
Net asset value attributable to unit holders	9,463	-	19	9,482	-	9,482
Borrowings	-	812	560	1,372	6,006	7,378
Derivative liabilities2	180	2,310	991	3,481	-	3,481
Total	59,434	3,344	1,570	64,348	6,006	70,354

1    In addition to the balances in this table, included within reinsurance assets in the statement of condensed consolidated financial position and Note B11 are £2,533 million of non-participating investment contracts, which are legally reinsurance but do not meet the definition of a reinsurance contract under IFRS. These assets are financial instruments measured at fair value through profit and loss and are classified as Level 1 assets.

  2    Derivative liabilities are included within payables and other financial liabilities on the condensed consolidated statement of financial position.

	Fair value hierarchy
At 31 December 2014	Level 1 £m	Level 2 £m	Level 3 £m	Total fair value £m
Non-recurring fair value measurement1
Properties occupied by group companies	-	-	316	316
Total	-	-	316	316

1    Non-recurring fair value measurements of assets or liabilities are those fair value measurements that other IFRSs permit or require in particular circumstances.

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B17 - Fair value continued
(e) Transfers between Levels of the fair value hierarchy
For financial instruments that are recognised at fair value on a recurring basis, the Group determines whether transfers have occurred between levels of the fair value hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of the reporting period.

Transfers between Level 1 and Level 2
During the six month period ended 30 June 2015, changes in the level of market activity for certain investments funds have resulted in transfers of financial assets from Level 1 to Level 2 of £0.3 billion and transfers from Level 2 to Level 1 of £0.2 billion.

Transfers to/from Level 3
Transfers out of Level 3 of £0.7 billion relate principally to debt securities held by our business in the UK, which were transferred to Level 2, as observable inputs became available.

Transfers into Level 3 of £4.1 billion included:

• £2.9 billion of Primary Healthcare and Private Finance Initiative (PFI) loans. During the period, these loans were valued using a Portfolio Credit Risk Model in place of the previous discounted cash flow model. As the liquidity premium input in this model has been deemed to be non-market observable and significant, the loans have been classified as Level 3 and transferred from Level 2.

• £0.9 billion of debt securities held in the UK and £0.3 billion of other investments were transferred from Level 2 due to the unavailability of significant observable market data or sufficiently significant differences between the valuation provided by the counterparty and broker quotes and the validation models.

(f) Further information on Level 3 assets and liabilities:
The table below shows movement in the Level 3 assets and liabilities measured at fair value:

	Assets					Liabilities
At 30 June 2015	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Non participating investment contracts £m	Net asset value attributable to unitholders £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2015	8,925	17,000	11,309	159	3,066	-	(19)	(991)	(560)
Total net gains/(losses) recognised in the income statement1	330	(476)	15	34	164	-	(19)	146	19
Total net gains/(losses) recognised in other comprehensive income	-	-	-	-	-	-	-	-	-
Purchases2	3,103	376	2,723	912	2,074	(1,910)	(6)	(35)	-
Issuances	-	828	19	-	-	-	(2)	-	-
Disposals	(593)	(49)	(405)	(26)	(669)	-	-	97	1
Settlements3	-	(772)	(88)	-	-	-	-	-	88
Transfers into Level 3	-	2,868	927	1	312	-	-	-	-
Transfers out of Level 3	-	-	(670)	(2)	(42)	-	-	-	-
Foreign exchange rate movements	(198)	-	(672)	(12)	(101)	-	-	2	-
Balance at 30 June 2015	11,567	19,775	13,158	1,066	4,804	(1,910)	(46)	(781)	(452)

1    Total net gains / (losses) recognised in the income statement includes realised gains/(losses) on disposals.
2    Purchases include Friends Life's Level 3 assets and liabilities at the date of acquisition.
3    Settlements include effective settlements of Group holdings.

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B17 - Fair value continued

	Assets						Liabilities
At 30 June 2014	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Non participating investment contracts £m	Net asset value attributable to unitholders £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2014	9,451	15,362	8,879	441	3,017	148	-	-	(201)	(482)
Total net gains/(losses) recognised in the income statement1	270	217	98	16	(47)	-	-	-	(26)	(7)
Total net gains/(losses) recognised in other comprehensive income	-	-	-	-	-	-	-	-	-	-
Purchases	331	586	266	13	689	-	-	-	(74)	-
Disposals	(1,340)	(825)	(679)	(5)	(577)	(148)	-	-	-	-
Transfers into Level 3	-	-	303	-	17	-	-	(87)	(77)	(5)
Transfers out of Level 3	-	-	(287)	-	-	-	-	-	-	-
Foreign exchange movements	(65)	-	(291)	(16)	(68)	-	-	-	-	-
Balance at 30 June 2014	8,647	15,340	8,289	449	3,031	-	-	(87)	(378)	(494)

1    Total net (losses)/gains recognised in the income statement includes realised gains/(losses) on disposals.

	Assets						Liabilities
At 31 December 2014	Investment Property £m	Loans £m	Debt securities £m	Equity securities £m	Other investments (including derivatives) £m	Financial assets of operations classified as held for sale £m	Non participating investment contracts £m	Net asset value attributable to unitholders £m	Derivative liabilities £m	Borrowings £m
Opening balance at 1 January 2014	9,451	15,362	8,879	441	3,017	148	-	-	(201)	(482)
Total net gains/(losses) recognised in the income statement1	727	829	209	(2)	74	-	-	-	(135)	(92)
Total net gains/(losses) recognised in other comprehensive income	-	-	-	-	-	-	-	-	-	-
Purchases	725	1,675	1,550	28	1,017	-	-	-	(400)	-
Issuances	-	-	-	-	-	-	-	-	(20)	-
Disposals	(1,811)	(1,049)	(1,482)	(292)	(998)	(148)	-	-	56	12
Transfers into Level 3	-	183	3,169	2	19	-	-	(19)	(292)	-
Transfers out of Level 3	-	-	(469)	-	-	-	-	-	-	2
Foreign exchange rate movements	(167)	-	(547)	(18)	(63)	-	-	-	1	-
Balance at 31 December 2014	8,925	17,000	11,309	159	3,066	-	-	(19)	(991)	(560)

1    Total net (losses)/gains recognised in the income statement includes realised gains/(losses) on disposals.

Total net gains recognised in the income statement in the first half of 2015 in respect of Level 3 assets measured at fair value amounted to £67 million (HY14: net gains of £554 million) with net gains in respect of liabilities of £146 million (HY14: net losses of £33 million). Included in this balance are £6 million of net losses (HY14: net gains of £497 million) attributable to those assets and £142 million net gains (HY14: net losses of £32 million) attributable to those liabilities still held at the end of the period.

The principal assets classified as Level 3, and the valuation techniques applied to them, are:

• Commercial mortgage loans, Primary Healthcare and PFI loans held by our UK Life business amounting to £13.0 billion (FY14: £10.4 billion), were valued using a Portfolio Credit Risk Model (PCRM). This model calculates a Credit Risk Adjusted Value (CRAV) for each loan. The risk adjusted cash flows are discounted using a yield curve, taking into account the term dependent gilt yield curve, and global assumptions for the liquidity premium. Loans valued using this model have been classified as Level 3 as the liquidity premium is deemed to be non-market observable. The liquidity premium used in the discount rate ranges between 140 bps to 250 bps.

• Equity release and securitised mortgage loans held by our UK Life business amounting to £6.2 billion (FY14: £5.9 billion) comprise:

-    £3.8 billion (FY14: £3.6 billion) of equity release mortgages held by our UK Life annuity business valued using an internal model. Inputs to the model include property growth rates, mortality and morbidity assumptions, cost of capital and liquidity premium which are not deemed to be market observable. The assumed property growth is approximately 2% per annum.

-    £2.4 billion (FY14: £2.3 billion) of securitised and equity release mortgages are valued using a discounted cash flow model. The inputs include liquidity risk and property risk premium which are deemed unobservable. The liquidity premium used ranges between 130 bps to 155 bps.

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B17 - Fair value continued

• Investment property amounting to £11.6 billion (FY14: £8.9 billion). In the UK, investment property is valued at least annually by external chartered surveyors in accordance with guidance issued by The Royal Institution of Chartered Surveyors, and using estimates during the intervening period. Outside the UK, valuations are produced by local qualified staff of the Group or external qualified professional appraisers in the countries concerned. Investment properties are valued on an income approach that is based on current rental income plus anticipated uplifts at the next rent review, lease expiry, or break option taking into consideration lease incentives and assuming no further growth in the estimated rental value of the property. The uplift and discount rates are derived from rates implied by recent market transactions on similar properties. These inputs are deemed unobservable.

• Structured bond-type and non-standard debt products held by our business in France amounting to £6.2 billion (FY14: £7.4 billion) and bonds held by our UK business of £1.7 billion (FY14: £1.0 billion), for which there is no active market. These debt securities are valued either using counterparty or broker quotes and validated against internal or third-party models. These bonds have been classified as Level 3 because either (i) the third-party models included a significant unobservable liquidity adjustment, or (ii) differences between the valuation provided by the counterparty and broker quotes and the validation model were sufficiently significant to result in a Level 3 classification.

• Privately placed notes held by our UK Life business of £2.9 billion (FY14: £1.8 billion) have been valued using broker quotes or a discounted cash flow model using discount factors including the yield on a sovereign gilt of similar maturity, plus internally derived spreads for credit risk. As these spreads have been deemed to be unobservable, these notes have been classified as Level 3.

• The following valuations are based on external valuation reports received from fund managers:
(i) Private equity investment funds amounting to £0.9 billion (FY14: £1.0 billion);
(ii) Other investment funds including property funds amounting to £0.8 billion (FY14: £0.5 billion);
(iii) External hedge funds held principally by businesses in the UK and France amounting to £0.9 billion (FY14: £1.2 billion); and
(iv) Discretionary managed funds held in Asia amounting to £1.4 billion (FY14: £nil);

 Where these valuations are at a date other than balance sheet date, as in the case of some private equity funds, we make adjustments for items such as subsequent draw-downs and distributions and the fund manager's carried interest.

• Level 3 investments including a collateralised loan obligation of £0.4 billion (FY14: £0.4 billion) and UK non-recourse loans of £0.5 billion (FY14: £0.5 billion) have been valued using internally developed discounted cash flow models incorporating a significant number of modelling assumptions and unobservable market data including a probability of default and illiquidity premium.

• Investments including debt securities held by our French business of £0.9 billion (FY14: £0.3 billion) and asset backed securities of £1 billion held by our UK business (FY14: £nil) which are not traded in an active market have been valued using third party or counterparty valuations. These prices are considered to be unobservable due to infrequent market transactions.

• Private equity holdings of £0.9 billion (FY14: £0.1 billion) held in the UK are valued by a number of third party specialists. These are valued using a range of techniques, including earnings multiples, forecast cash flows and price/earnings ratios which are deemed to be unobservable.

• Other Level 3 investments amount to £1.1 billion (FY14: £1.1 billion) and relate to a diverse range of different types of securities held by a number of businesses throughout the Group.

Where possible, the Group tests the sensitivity of the fair values of Level 3 investments to changes in unobservable inputs to reasonable alternatives. Valuations for Level 3 investments are sourced from independent third parties when available and, where appropriate, validated against internally-modelled valuations, third-party models or broker quotes. Where third-party pricing sources are unwilling to provide a sensitivity analysis for their valuations, the Group undertakes, where feasible, sensitivity analysis on the following basis:

• For third-party valuations validated against internally-modelled valuations using significant unobservable inputs, the sensitivity of the internally modelled valuation to changes in unobservable inputs to a reasonable alternative is determined.

• For third-party valuations either not validated or validated against a third-party model or broker quote, the third-party valuation in its entirety is considered an unobservable input. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation. For example, for a fixed income security the implied yield would be the rate of return which discounts the security's contractual cash flows to equal the third-party valuation.

On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £49.4 billion of the Group's Level 3 assets. For these Level 3 assets, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by + £1.8 billion / - £1.9 billion. Of the £1.0 billion Level 3 assets for which sensitivity analysis is not provided, it is estimated that a 10% change in valuation assumptions downwards of these assets would result in a change in fair value of approximately £0.1 billion.

The principal liabilities classified as Level 3, and the valuation techniques applied to them, are:
• £0.5 billion (FY14: £0.6 billion) of securitised mortgage loan notes are valued using a similar technique to the related Level 3 securitised mortgage assets.

• Derivative liabilities of £0.8 billion (FY14: £1.0 billion) comprising over the counter derivatives such as credit default swaps and inflation swaps. These swaps are valued using either discounted cash flow models or other valuation models. Cash flows within these models may be adjusted based on assumptions reflecting the underlying credit risk and liquidity risk and these assumptions are deemed to be not market observable.

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B17 - Fair value continued

• £1.9 billion of non-participating investment contract liabilities are valued by reference to the fair value of the underlying unit funds which are not traded in an active market, plus additional non-unit adjustments based on a discounted cash flow analysis. These liabilities have been classified as Level 3 because either the underlying unit funds are classified as Level 3 assets consistent with the approach described above or the valuations are subject to a significant non-unit adjustment which is based on unobservable market data and assumptions.

Where possible, the Group tests the sensitivity of the fair values of Level 3 liabilities to changes in unobservable inputs to reasonable alternatives. Sensitivities are determined by flexing inputs of internal models to a reasonable alternative, including the yield, NAV multiple or other suitable valuation multiples of the financial instrument implied by the third-party valuation.
On the basis of the methodology outlined above, the Group is able to perform sensitivity analysis for £0.6 billion of the Group's Level 3 liabilities. For these Level 3 liabilities, changing unobservable valuation inputs to a reasonable alternative would result in a change in fair value by approximately ± £30 million. Of the £2.6 billion Level 3 liabilities for which sensitivity analysis is not provided it is estimated that a 10% change in valuation assumptions downwards of these liabilities would result in a change in fair value of approximately £0.3 billion.

Page 77

B18 - Risk management
As a global insurance group, risk management is at the heart of what we do and is the source of value creation as well as a vital form of control. It is an integral part of managing and maintaining financial strength and stability for our customers, shareholders and other stakeholders.
Our sustainability and financial strength are underpinned by an effective risk management process which helps us identify major risks to which we may be exposed, establish appropriate controls and take mitigating actions for the benefit of our customers and investors. The Group's risk strategy is to invest its available capital to optimise the balance between return and risk while maintaining an appropriate level of economic (i.e. risk-based) capital and regulatory capital. Consequently, our risk management goals are to:
• Embed rigorous risk management throughout the business, based on setting clear risk appetites and staying within these;
• Allocate capital where it will make the highest returns on a risk-adjusted basis; and
• Meet the expectations of our customers, investors and regulators that we will maintain sufficient capital surpluses to meet our liabilities even if a number of extreme risks materialise.

Aviva's risk management framework has been designed and implemented to support these objectives. The key elements of our risk management framework comprise our risk appetite; risk governance, including risk policies and business standards, risk oversight committees and roles & responsibilities; and the processes we use to identify, measure, manage, monitor and report (IMMMR) risks, including the use of our risk models and stress and scenario testing.

Risk environment
The first six months of 2015 have seen strengthening economic growth in Europe, benefitting from accommodative monetary policy, a weak Euro and continued low oil prices. Economic growth in the UK remained robust, while growth in the US temporarily slowed in the first quarter, principally due to weather related factors. Up until April, a combination of a positive macroeconomic outlook and the launch of the European Central Bank's (ECB) quantitative easing programme in March led to global equity markets reaching all-time highs, a weakening Euro against the US dollar and pound sterling, and reduced yields on Eurozone sovereign bonds. Since April a repricing of inflation expectations and concerns over the possible exit of Greece from the Eurozone (Gr-exit) have partially reversed some of these trends by 30 June 2015 with global equity markets falling back and increasing yields on peripheral Eurozone sovereign debt, albeit the market reaction to date has been relatively benign compared to the 2010-12 sovereign crisis (Greek sovereigns excepted). UK Gilt and US treasury yields fell up to April, but had recovered by 30 June 2015 reflecting changing market sentiment over the immediacy of an initial upward move in interest rates.
Looking forward, the remainder of 2015, with the immediate risk of Gr-exit reduced (albeit not eliminated), is likely to see further divergence in monetary policy amongst developed economies with the Eurozone continuing its programme of quantitative easing and a possible first increase in the US Federal Reserve rate since the 2008 financial crisis. This may lead to further strengthening of the US dollar and pound sterling against the Euro and exacerbate macroeconomic imbalances in the global economy. Further significant falls in Chinese equity markets, continuing the falls experienced since June, and any knock-on effect on China's economy is another risk to the global economy in the second half of 2015.
The first half of 2015 saw further changes in UK public policy over long term savings and pension provision with the announcement that annuitants will in the future have the option of selling their annuity income to a third party for a cash lump sum. Further significant changes are likely in the next few years, including to personal tax incentives, which will impact the demand for our products and the types of products we offer our customers. Despite the conclusion of the UK General Election without a hung parliament, as many predicted, general elections in the latter half of the year in Poland, Canada and Spain will exacerbate uncertainty over public policy, as will uncertainty over the UK's continued membership of the European Union following the UK government's commitment to hold a referendum by the end of 2017.
The European insurance industry will adopt Solvency II on 1 January 2016. Good progress has been made on the implementation of Solvency II and we continue to work closely with our regulators during the application process for the Group to use a partial internal model to calculate its capital requirements, expected to conclude in December 2015. Future capital requirements of the Group will also be affected by the finalisation of the Solvency II rules. Our reported economic capital surplus and composition may differ under Solvency II, including the use of transitional measures on our back book.
The International Association of Insurance Supervisors (IAIS) continues to develop the higher loss absorbency capital requirements, which will apply from January 2019, should the Group remain a Global Systemically Important Insurer (G-SII).

Risk profile
We continue to manage our risk profile to reflect Aviva's objective of maintaining financial strength and reducing capital volatility. During the first half of 2015 we completed the acquisition of Friends Life. The principal impact of the acquisition on the Group's risk profile has been to increase our exposure to equity price risk and UK life insurance risks, in particular lapse risk, as well as reduce the Group's external leverage.
Going forward, the Group will continue to focus on maintaining a strong balance sheet and cash-flow position, decreasing balance sheet volatility and internal leverage, and maintaining external leverage at a level commensurate with a AA financial strength rating.

Material risks and uncertainties
In accordance with the requirements of the FCA Handbook (DTR 4.2.7) we provide an update here on the material risks and uncertainties facing the Group. The types of risks to which the Group is exposed have not changed significantly over the half-year to 30 June 2015 and remain credit, market, life insurance, general insurance (including health insurance), liquidity, asset management, operational and reputational risks. These risks are described below. Further detail on these risks is given within note 58 of the Aviva plc Annual Report and Accounts 2014.

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B18 - Risk management continued
(a)  Credit risk
Aviva has a strong record of managing credit risk and we see credit as an area where we can make a good return for the benefit of both our policyholders and shareholders. During the first half of 2015 we continued to limit our sovereign and corporate debt exposure to Greece, Italy, Portugal and Spain. We have in place a comprehensive group-wide reporting system that consolidates credit exposures across geographies, business lines and exposure types. We have a robust framework of limits and controls to diversify the portfolio and enable the early identification of potential issues. Refer to section D.3.3.5 of this report for details of our sovereign exposures to Greece, Ireland, Portugal, Spain and Italy.
During the first half of 2015 the credit rating profile of our debt securities portfolio has remained strong, and the average rating has risen slightly in line with the general market's rating agency upgrades. At 30 June 2015, the proportion of our shareholder debt securities that are investment grade has increased slightly to 92.3% (31 December 2014: 91.3%).
The Group continues to hold a series of macro credit hedges to reduce the overall credit risk exposure.

(b)  Market risk
We continue to limit our direct equity exposure. A rolling central equity hedging programme remains in place to help control the Group's overall direct and indirect exposure to equities. At 30 June 2015 the Group's shareholder funds held £3 billion notional of equity hedge put spreads, with twelve months to maturity and an average strike of 83%-62% of the prevailing market levels on 30 June 2015.
We have a limited appetite for interest rate risk as we do not believe it is adequately rewarded. Our conservative and disciplined approach to asset and liability management and pricing limit our exposure to interest rate and guarantee risk. Asset and liability durations across the Group are generally well matched and actions have been taken to manage guarantee risk in the current low interest rate environment. In particular, a key objective is to match the duration of our annuity liabilities with assets of the same duration. These assets include corporate bonds, residential mortgages and commercial mortgages. Should they default before maturity, it is assumed that the Group can reinvest in assets of a similar risk and return profile, which is subject to market conditions. Interest rate hedges are used to manage asymmetric interest rate exposures in some of our life insurance businesses as well as an efficient way to manage cash flow and duration matching (the most material examples relate to guaranteed annuity exposures in both UK and Ireland). These hedges are used to protect against interest rate falls and are sufficient in scale to materially reduce the Group's interest rate exposure.
At a Group level we actively seek to manage currency risk primarily by matching assets and liabilities in functional currencies at the business unit level. Foreign currency dividends from subsidiaries are hedged using foreign exchange forwards to provide certainty regarding the sterling value to be received by the Group. Hedges have also been used to protect the Group's capital against a significant depreciation in local currency versus sterling. At 30 June 2015 the Group had in place Euro and Canadian dollar hedges with notional values of £3.25 billion and £0.6 billion respectively.

(c)  Liquidity risk
Liquidity risk is the risk of not being able to make payments as they become due because there are insufficient assets in cash form or that can easily be turned into cash.
The relatively illiquid nature of insurance liabilities is a potential source of additional investment return by allowing us to invest in higher yielding, but less liquid assets such as commercial mortgages. The Group seeks to ensure that it maintains sufficient liquid financial resources to meet its obligations as they fall due through the application of a Group liquidity risk policy and business standard. At Group and business unit level, there is a liquidity risk appetite which requires that sufficient liquid resources be maintained to cover net outflows in a stress scenario. The Company's main sources of liquidity are liquid assets held within the Company and Aviva Group Holdings Limited (AGH), as well as Friends Life Group Limited and Friends Life Holdings plc, and dividends received from the Group's insurance and asset management businesses. Sources of liquidity in normal markets also include a variety of short and long-term instruments including commercial papers and medium and long-term debt. In addition to the existing liquid resources and expected inflows, the Group and Company maintain significant undrawn committed borrowing facilities (30 June 2015: £1.65 billion) from a range of leading international banks to further mitigate this risk.

(d)  Life insurance risk
Adjusting for the impact of the Friends Life acquisition, the profile of our life insurance risks, primarily longevity, persistency, mortality and expense risk, has remained stable in the first half of 2015. The reduction in individual annuity new business volumes as a result of the 2014 UK budget changes to compulsory annuitisation will reduce our longevity risks exposure over the longer term to the extent not offset by increased bulk purchase annuity volumes. However, despite this longevity risk remains the Group's most significant life insurance risk due to the Group's existing annuity portfolio. Persistency risk remains significant and continues to have a volatile outlook, with underlying performance linked to economic conditions. Businesses across the Group mitigate this risk through a range of customer retention activities. The Group has continued to write substantial volumes of life protection business, and to utilise reinsurance to reduce exposure to potential mortality losses. All life insurance risks benefit from significant diversification against other risks in the portfolio, limiting the impact on the Group's aggregate risk profile.
Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, life insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. This and other risks are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.

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B18 - Risk management continued
(e) General insurance and health insurance risk
The Group writes a balanced portfolio of general insurance risk (including personal motor, household, commercial motor, property and liability) across a geographically diversified spread of markets, including UK, Ireland, Canada, France, Italy and Poland. This risk is taken on, in line with our underwriting and pricing expertise, to provide an appropriate level of return for an acceptable level of risk. Underwriting discipline and a robust governance process is at the core of the Group's underwriting strategy.
The Group's health insurance business (including private health insurance, critical illness cover, income protection and personal accident insurance, as well as a range of corporate healthcare products) exposes the Group to morbidity risk (the proportion of our customers falling sick) and medical expense inflation.
Provisions made for insurance liabilities are inherently uncertain. Due to this uncertainty, general and health insurance reserves are regularly reviewed by qualified and experienced actuaries at the business unit and Group level in accordance with the Group's reserving framework. These and other key risks, including the occurrence of unexpected claims from a single source or cause and inadequate reinsurance protection/risk transfer, are subject to an overarching risk management framework and various mechanisms to govern and control our risks and exposures.
During the first half of 2015, Aviva's general insurance and health insurance risk profile has remained stable. As with life insurance risks, general and health insurance risks also benefit from the significant diversification that arises from being part of a large and diverse portfolio, limiting the impact on the Group's aggregate risk profile.
Aviva successfully completed the renewal of its group-wide catastrophe protection on 1 April 2015. Aviva has maintained the level of reinsurance it purchases which includes both event and aggregate catastrophe protection on a group-wide basis. Processes are in place to manage catastrophe risk in individual business units and at a group level.

(f)  Asset management risk
Asset management risk arises through exposure to negative investment performance, fund liquidity, and factors that influence franchise value such as product development appropriateness and capability, and client retention.
Aviva is directly exposed to the risks associated with operating an asset management business through its ownership of Aviva Investors. The underlying risk profile of our asset management risk is derived from investment performance, specialist investment professionals and leadership, product development capabilities, fund liquidity, margin, client retention, regulatory developments, fiduciary and contractual responsibilities. These key risks are monitored on an on-going basis with issues escalated to the appropriate governance committee.

(g)  Operational risk
The Group continues to operate, validate and enhance its key operational controls and purchase insurance to minimise losses arising from inadequate or ineffective internal processes, people and systems or from external events. The Group maintains constructive relationships with its regulators around the world and developments in relation to key regulatory changes, such as requirements for Global Systemically Important Insurers (G-SII), are monitored closely. We continue to implement the necessary business changes for Solvency II and monitor the development of IFRS 4 Phase 2.

(h) Brand and reputation risk
Our success and results are, to a certain extent, dependent on the strength of our brands, the brands of our partners and our reputation with customers, agents, regulators, rating agencies, investors and analysts. While we are well recognised, we are vulnerable to adverse market and customer perception. Any of our brands or our reputation could also be affected if products or services recommended by us or any of our intermediaries do not perform as expected whether or not the expectations are founded, or the customer's expectations for the product have changed. We monitor this risk and have controls in place to limit our exposure.

B19 - Cash and cash equivalents
Cash and cash equivalents in the statement of cash flows at 30 June/31 December comprised:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Cash and cash equivalents	33,186	23,584	23,105
Cash and cash equivalents of operations classified as held for sale	9	64	9
Bank overdrafts	(506)	(843)	(550)
Net cash and cash equivalents at 30 June/31 December	32,689	22,805	22,564

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B20 - Contingent liabilities and other risk factors
Except for the matter outlined below, during the period, there have been no material changes in the nature of the contingent liabilities and other risk factors from those described in note 53 of the Group's 2014 Annual report and accounts.
During the period the Group acquired Sesame Bankhall Group ("SBG") as part of the Friends Life acquisition. SBG is currently undergoing a restructure to focus on its chosen strategic markets. Due to potential liabilities from future advice related claims, SBG is reliant on the financial support of the Group to be able to continue to trade. Any costs associated with future claims are not expected to have a material adverse impact on the Group.

B21 - Acquired value of in-force business and intangible assets
Acquired value of in-force business and intangible assets presented in the statement of financial position is comprised of:

	30 June 2015 £m	30 June 2014 £m	31 December 2014 £m
Acquired value of in-force business	4,718	112	92
Intangible assets	1,361	853	936
Total	6,079	965	1,028

The increase in the acquired value of in-force business and intangible assets is due to the Friends Life acquisition. The acquired value of in-force business and intangible assets balances relating to Friends Life at 30 June 2015 are £4,640 million and £469 million respectively.

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Directors' responsibility statement

Directors' responsibility statement
The directors confirm that these condensed interim financial statements have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and as issued by the IASB and that the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely:

• an indication of important events that have occurred during the first six months and their impact on the condensed set of financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year; and

• material related-party transactions in the first six months and any material changes in the related-party transactions described in the last annual report.

Information on the current directors responsible for providing this statement can be found on the Company's website at: http://www.aviva.com/investor-relations/corporate-governance/board-of-directors/

By order of the Board

Mark Wilson                                                                         Thomas D. Stoddard
Group chief executive officer                                             Chief financial officer
5 August 2015

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Independent review report to Aviva plc

Independent review report to Aviva plc

Report on the condensed consolidated interim financial statements
Our conclusion
We have reviewed the condensed consolidated interim financial statements, defined below, in the half year report of Aviva plc for the six months ended 30 June 2015. Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and as issued by the International Accounting Standards Board, and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority. This conclusion is to be read in the context of what we say in the remainder of this report.

What we have reviewed
The condensed consolidated interim financial statements, which are prepared by Aviva plc, comprise:
• the condensed consolidated statement of financial position as at 30 June 2015;
• the condensed consolidated income statement and statement of comprehensive income for the period then ended;
• the condensed consolidated statement of cash flows for the period then ended;
• the condensed consolidated statement of changes in equity for the period then ended; and
• the explanatory notes to the condensed consolidated interim financial statements.

As disclosed in note B1, the financial reporting framework that has been applied in the preparation of the full annual financial statements of the group is applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union and as issued by the International Accounting Standards Board.
      The condensed consolidated interim financial statements included in the half year report have been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.

What a review of condensed consolidated financial statements involves
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.
A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.
We have read the other information contained in the half year report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated interim financial statements.

Responsibilities for the condensed consolidated interim financial statements and the review
Our responsibilities and those of the directors
The half year report, including the condensed consolidated interim financial statements, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half year report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Conduct Authority.
Our responsibility is to express to the company a conclusion on the condensed consolidated interim financial statements in the half year report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of complying with the Disclosure and Transparency Rules of the Financial Conduct Authority and for no other purpose. We do not, in giving this conclusion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

PricewaterhouseCoopers LLP
Chartered Accountants
5 August 2015
London

Notes:
(a)
The maintenance and integrity of the Aviva plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

End of part 3 of 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 06 August, 2015
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary